
06060171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
OCT 25 2006
1086

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 10-2-06

For the month of October, 2006
Commission file number 0-12602

BEST A.

MAKITA CORPORATION

(Translation of registrant's name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

PROCESSED
OCT 3 1 2006
THOMSON
FINANCIAL

Masahiko Goto
President and Representative Director

Date: October 16, 2006

BEST AVAILABLE COPY

makita

RELIABLE POWER TOOLS

MAKITA CORPORATION

Annual Report 2006

Fiscal Year Ended March 31, 2006



C o n t e n t s

Makita Product Lineup

Portable General-Purpose Tools

Share of Net Sales


56.0%

These power tools have a wide range of applications. General-purpose tools can be used for woodwork and metalwork as well as with stonework. This category also includes power tools that are designed and used for drilling, breaking, and surface preparation of concrete and other stone-related materials.

Product Name	Principal Application
Driver Drill	Fastening screws and boring holes
Impact Driver	Powerful and fast driving of fasteners into both wood and metal
Grinder	Grinding, cutting, and surface preparation of various materials, including ferrous and nonferrous metals as well as concrete and stone
Rotary Hammer	Powerful boring of holes into concrete
Demolition Hammer	Breaking and chipping of both concrete and asphalt
Sander	Surface finish preparation of wood and metal
Screwdriver	Driving and assembly of fasteners for various construction materials
Cutter	Cutting such materials as concrete, stone, and steel

Portable Woodworking Tools

Share of Net Sales


16.5%

Power tools used for the processing of wood. This category includes the electric planers with which Makita started manufacturing power tools.

Product Name	Principal Application
Circular Saw	Straight cutting of wood and other building materials
Miter Saw, Slide Compound Saw	Precision cutting of wood component materials (including diagonal cuts)
Jig Saw	Unrestricted cutting of wood and other materials
Recipro Saw	Fast cutting of wood and other construction materials
Planer	Smooth finishing of wood surfaces
Router/Trimmer	Creating decorative edges, profiles, and construction joints
Pneumatic Nailer	Framing, exterior sheeting and siding, roofing, and interior finish nailing

Stationary Woodworking Machines

Share of Net Sales


0.9%

This category includes large-scale woodworking. Stationary woodworking machines have specialized applications that include smoothing the finishing of surfaces, cutting angles on large pillars, and processing joining components.

Product Name	Principal Application
Table Saw	Precision cuts in wood and component materials for building
Planer-Joiner	Wood surfacing to specific dimensions
Band Saw	Unrestricted cutting of large-sized wood and other materials

Other Products

Share of Net Sales


11.7%

This category includes industrial products other than those mentioned previously as well as garden-use and household tools.

Product Name	Principal Application
Dust Collector	Removes dust produced by all types of construction-related work
Generator	Generating electricity where no power sources are available
Chain Saw	Trimming and felling of trees
Brush Cutter	Cutting brush and grass
Hedge Trimmer	Trimming of hedges and other foliage
Blower	Blows away dust and debris for fast and efficient cleanup
Cordless Cleaner	Simple, quick, and easy cleaning

Note: The pie chart shows the ratio to consolidated net sales of ¥229,095 million for the fiscal year ended March 31, 2006.
In addition to the four categories of sales shown, 14.9% was accounted for by sales of parts and repairs.

Global Net Sales by Region



41.9
2004
38.5
2005
47.7
2006
North America
66.4
2004
75.3
2005
90.5
2006
Europe
22.5
2004
25.3
2005
32.3
2006
Other
14.2
2004
16.3
2005
17.0
2006
Asia
39.1
2004
39.4
2005
41.6
2006
Japan
Net Sales (¥ Billion)



Net Sales (¥ Billion)
166.2
175.6
184.1
194.7
229.1
2002
2003
2004
2005
2006



Net Income (¥ Billion)
0.1
6.7
7.7
22.1
40.4
2002
2003
2004
2005
2006



Return on Shareholders' Equity (ROE) (%)
0.1
3.6
4.1
10.7
16.6
2002
2003
2004
2005
2006

Forward-Looking Statements

This report contains forward-looking statements based on Makita's own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

The Americas

Led the industry in introducing new products with lithium-ion batteries

Stepping up marketing to professional users

Stepped up promotional activities to expand sales and worked to enhance corporate image

Makita was able to strengthen its brand power and augment its sales in the Americas during fiscal 2006 by emphasizing Christmas shopping season sales at major home improvement center chains of products incorporating lithium-ion batteries featuring greater compactness, power, and usable life spans as well as through efforts to strengthen the Makita brand by promoting sales of such new products at stores that cater to professional users. As a result, the Makita name has acquired an increasingly clear and strong association with outstandingly superior rechargeable electric power tools.

Operations in Principal Regions

North America

Makita greatly increased its orders in North America by undertaking sales promotion campaigns focused on professional users, strengthening relationships and augmenting transactions with major home improvement center chains, and launching appealing new products. A particularly large contribution to consolidated net sales was attributable to the use of new products with lithium-ion batteries as key products in Christmas shopping season marketing campaigns at home improvement centers. On the other hand, the resulting rise in advertising and promotional expenses prevented a large rise in profit margins.

Makita strengthened its rechargeable tool lineup by adding lithium-ion battery models to existing lines of products with nickel-cadmium or nickel metal hydride batteries. The Company's newly launched 14.4V and 18V series of lithium-ion battery models played a principal role in augmenting sales from October 2005.

In fiscal 2007, demand for lithium-ion battery models is projected to continue to be strong and boost overall sales in North America.

1


makita
LXT

Sales in North America
(¥ Billion, %)


48.3
45.6
41.9
38.5
47.7
29.1
26.0
22.7
19.8
20.8
2002
2003
2004
2005
2006
Sales in North America as a percentage of net sales

Latin America

Makita achieved rapid business growth in Latin American countries during fiscal 2006. Sales rose substantially, owing to a rise in housing construction-related demand along with economic growth as well as to a rise in mining-related demand, particularly demand associated with copper mines.

In Brazil, the government's high-interest-rate policies forestalled significant expansion in the power-tool market, but stable currency exchange rates enabled Makita to maintain stable pricing policies. Besides organizing events in principal cities to mark the launch of new products and thereby strengthen ties with customers, the Company expanded its marketing areas outside major cities, launched new grinder models, and worked to increase the effectiveness of its marketing systems.

Product Expositions

To promote greater demand from dealers and retailers, Makita takes part in product expositions in various locations. For example, the Company participated in the Orgill Show held in Atlanta, Georgia, in August 2005, where it principally exhibited new products. In September 2005, the Company worked to promote greater awareness of its unique technological strengths by exhibiting products with Anti-Vibration Technology and with lithium-ion batteries at a trade fair held in Guadalajara, Mexico.


LXT
makita
makita
18V






makita

1. BPB180S CORDLESS PORTABLE BAND SAW
2. The Orgill Show held in Atlanta, Georgia, in August 2005
3. A new product announcement event held for retail dealers in Chile in July 2005
4. Makita's booth at a trade fair held in Guadalajara, Mexico, in September 2005
5. BHP451S CORDLESS PERCUSSION DRIVER DRILL

Europe & Middle East

Building strong relationships with customers

Increasing brand presence in Eastern Europe, Russia, and the Middle East

Sales increasing along with the strengthening of the euro




Sales in Europe
(¥ Billion, %)
48.5
57.6
66.4
75.3
90.5
29.2
32.6
36.0
38.6
39.5
2002
2003
2004
2005
2006
Sales in Europe as a percentage of net sales

In Europe, Makita has worked to build strong relationships of trust with customers by continually launching new products that feature high quality and high effectiveness in ways tailored to meet customers' needs and by providing customer service that is highly evaluated by customers and helps further enhance the Company's brand image. Makita is also making special efforts to increase its brand presence in Eastern Europe and Russia, which have achieved rapid economic growth, and in the Middle East, where construction-related demand is rising against the backdrop of surging oil prices.

Operations in Principal Regions

Europe

Makita has proactively worked to expand its operations in Europe. For example, it has continually launched appealing new products in Western European markets, and, during the past several years, it has established additional local marketing companies to respond to opportunities arising due to economic development in Eastern Europe and Russia. Fiscal 2006 was a year in which these past efforts bore considerable fruit. Makita's sales promotion efforts in Europe have centered on the Company's mainstay hammer products and have also been designed to increase recognition of its impact driver products, which is still low. In the professional user market, sales of newly launched large rotary hammer products and two-kilogram hammer products surged sharply, considerably expanding Makita's market presence. The Company plans to further increase customers' satisfaction through additional measures to augment after-sales services and increase the sophistication of systems used to manage inventories of maintenance- and repair-use components.

Key Marketing Programs:

- ***Trade Day Events:*** During fiscal 2006, Trade Day product exhibitions were held at five locations in England as well as in such countries as Germany and France, with the goal of increasing customer awareness of new products and strengthening marketing outlets' relationships with customers. These events spurred noteworthy rises in customers' interest in tools powered by lithium-ion batteries, woodworking tools, and various other products.
- ***Hannover Messe 2005:*** At the Agritechnica 2005 event held in Hannover, Germany, in November 2005 – which showcased the most sophisticated agricultural technologies, tools, and equipment – Makita displayed an array of products centered on chain saws. These products won kudos for their ease of operation due to their compactness and lightness.
- ***International Fair of Woodworking Machinery and Tools (FIMMA):*** The FIMMA event held in Valencia, Spain, in November 2005, showed a wide variety of tools and materials related to woodworking. Exhibiting its series of tools powered by lithium-ion batteries as well as table saws, Makita made special efforts to spotlight lithium-ion battery tools.



Middle East

Against the backdrop of surging oil prices and abundant investment using funds from domestic and external sources, oil-exporting countries experienced a boom in construction of buildings, oil-related facilities, and other structures during fiscal 2006. This situation increased the size of the region's market for various types of tools.

As a result of its efforts to build strong ties of partnership with customers and progressively strengthen its marketing base from a long-term perspective, Makita has steadily increased its sales in the Middle East. To better respond to a recent rapid rise in its sales volume, Makita Gulf FZE built a new building in Dubai that houses its head office as well as a warehouse facility.

The building, with approximately 10,000 square meters of floor space, was completed in October 2005. Amid positive conditions associated with economic growth, Makita is emphasizing efforts to develop relationships with new customers. The Company is also striving to improve after-sales service through such initiatives as the organization of intensive product-related training courses for marketing staff of marketing agencies in countries where Makita does not have a directly managed marketing company.

Topics

• ***Versailles Chateau Party:*** To commemorate the 90th anniversary of its founding, Makita organized a special party at the Versailles Chateau near Paris in October 2005. Those attending the party included representatives of marketing companies and agencies from European countries and Russia. The party served as a means for the Company to express its appreciation to the allies whose collaboration has played a crucial role in enabling the expansion of operations in the European region as well as a forum for discussions of still greater cooperative efforts.



• ***New Manufacturing Subsidiary in Romania:*** In October 2005, Makita announced the establishment of a manufacturing subsidiary in Romania, the Company's third such subsidiary in Europe.

Relatively close to customers in Europe, including the smoothly growing markets of Eastern Europe and Russia, as well as the Middle East, the Romanian factory is expected to handle manufacturing operations at a lower cost than factories elsewhere, reduce shipping costs, and decrease the risks that would arise if an excessively large share of manufacturing operations were concentrated in China. The factory's construction was begun in April 2006, and it is expected to begin operating in spring 2007. It will initially be capable of manufacturing somewhat more than one million products annually.


makita

1. 2704 TABLE SAW
2. Artist's conception of Makita's Romanian factory, which is expected to begin operating in spring 2007
3. A gala party at the Versailles Chateau held to celebrate the 90th anniversary of Makita's founding
4. HM1810 ELECTRIC BREAKER

Asia & Oceania

Expansion of manufacturing operations in China

Upgrading of after-sales service and localizing marketing in China

Second brand line shows steady growth

Because the Company offers diverse products with outstanding durability and quality along with comprehensive after-sales services, customers are pleased to note that purchasing Makita products increases their ease of mind. In Asian markets where many China-based electric power tool manufacturers are active, demand is increasing for Makita products sold under the MAKTEC brand, which – despite their low prices – are highly durable, professional-use products.

Sales in Asia
(¥ Billion, %)


12.4
13.8
14.2
16.3
17.0
7.4
7.8
7.7
8.4
7.4
2002
2003
2004
2005
2006
Sales in Asia as a percentage of net sales


maktec
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Operations in Principal Regions

Asia

Makita recorded strong performances in Korea, Taiwan, Hong Kong, and other East Asian markets while also reducing the level of East Asian inventories of products for export to other markets. In such Southeast Asian markets as Malaysia and Indonesia, however, economic recovery following repeated natural disasters – including tsunami and earthquakes – did not proceed as smoothly as anticipated. Sluggish economic conditions in those markets kept the local margins of increase in Makita sales small. In the Chinese market, low-priced electric power tools manufactured by domestic companies continued to hold an overwhelming market share. In view of this, Makita proactively marketed its products – which, along with other foreign-brand products, fall into the medium-to-premium price range – to Chinese users with a relatively strong emphasis on quality, such as foreign-based companies and public entities. During fiscal 2006, Makita opened its sixth branch in China – in Xian – as well as marketing offices in principal cities nationwide. These measures are enabling the Company to upgrade its after-sales service and thereby undertake marketing programs finely tailored to the special needs of local markets.


牧田(中国)有限公司
奠 基 典
2005.9

Oceania

In Oceania, a general fall in housing construction starts had a negative impact on Makita's performance, depressing net sales in certain markets. In Australia, Makita's measures to consolidate its branch network and increase operational efficiency led to the reduction of inventory levels and the strengthening of the Company's financial position.


DOLMAR
The Worlds First Petrol Chainsaw
makita
TOOLS NOT TOYS

Strengthening Manufacturing Capabilities in China

Makita has steadily expanded the scale of its manufacturing operations in China, which accounted for almost half of the Makita Group's total unit production volume during fiscal 2006. The Company's two manufacturing subsidiaries in Kunshan, Jiangsu Province, cooperate closely in operations that provide principal finished products to marketing subsidiaries in countries worldwide. They also help augment Makita's overall profitability by serving as a base for manufacturing components provided to other Makita Group factories in Japan, the United States, and Europe. Construction of a new warehouse at the assembly plant of the Kunshan complex was begun in January 2005 and completed the following August. Moreover, construction of a second assembly plant at the complex was begun in October 2005 and completed in July 2006. The rise in global demand for electric power tools and the need to maintain or strengthen Makita's cost-competitiveness are further increasing the importance of the Company's manufacturing facilities in China. Since early 2006, these facilities have begun manufacturing products powered by lithium-ion batteries, which are expected to become the primary type of next-generation power tool products.


makita

1. MT240 PORTABLE CUT-OFF
2. Makita's booth at a trade fair held in New Zealand in June 2005
3. Groundbreaking ceremony for a new warehouse at the assembly plant of Makita's Kunshan manufacturing complex in China's Jiangsu Province
4. GA9020 ANGLE GRINDER

Japan

Developing new products that apply new technology

Increasing demand for high-value-added products bringing higher utilization of production capacity

As a result of measures to strengthen the automatic nailer business, sales of nailers are contributing to performance.

Makita has created growing lines of rechargeable power tools incorporating lithium-ion batteries, centered on impact drivers, that have earned kudos from customers. These products are the pioneering examples of a new generation of power tools expected to replace existing lines of products with nickel-cadmium or nickel metal hydride batteries worldwide. During fiscal 2006, Makita marketed 15 products incorporating lithium-ion batteries, and these products made a large contribution to the expansion of the Company's domestic market share.

Operations in Principal Regions

Lithium-Ion Battery-Powered Products

Compared with nickel metal hydride batteries, lithium-ion batteries have greater power storage capacity, are lighter, and have longer usable life spans. Used in conjunction with the Company's unique recharging systems, Makita's lithium-ion battery-powered tools can be used to perform considerably more work for considerably longer periods between recharges. Since the February 2005 launch of a lithium-ion battery-powered impact driver, which became a huge hit product, the Company's lithium-ion battery-powered tool products have rapidly penetrated the domestic market. The high level of added value offered by these products, as well as the increasing variety of such products, is steadily increasing customers' incentives to replace their existing tools.


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Air-Powered Tool Business

With its January 2006 acquisition of the nailer business of Kanematsu-NNK Corp., Makita has initiated the full-scale development of business marketing fastening consumables and air-powered tools. Making full use of the capabilities of the 113 marketing offices in its domestic network, which provide high-quality after-sales services and undertake marketing operations finely tailored to the special characteristics of local markets, Makita is aiming to expand its share of the domestic market for air-powered tools.

Sales in Japan
(¥ Billion, %)


39.5
38.8
39.1
39.4
41.6
23.6
22.1
21.3
20.2
18.2
2002
2003
2004
2005
2006
Sales in Japan as a percentage of net sales

Thorough After-Sales Services

By emphasizing marketing operations finely tailored to local needs and proactively providing high-quality, after-sales services, Makita is seeking to acquire considerable market- and user-related information that facilitates the development of new products that address user needs even more accurately. Currently, the Company is striving to optimize its systems designed to provide services of uniformly high quality nationwide, reorganizing marketing systems to respond to changes in the distribution industry and increase capabilities for meeting the needs of large customers and home improvement centers, and continually drafting regional marketing strategies that give due consideration to the special factors affecting business in each individual region.

Modification of Okazaki Plant

As part of a project to increase the Okazaki Plant's earthquake resistance, which is scheduled to be completed in June 2007, Makita has constructed a new press process and manufacturing building at that plant. This structure was completed in February 2006. By taking the opportunity to renovate the plant's layout offered by the earthquake resistance reinforcement project, the Company has renovated the plant's layout in a manner that will facilitate more-efficient manufacturing processes.

Topics

In June 2005, as a part of measures taken to commemorate the 90th anniversary of its founding, Makita invited representatives of leading marketing outlets throughout Japan to attend the EXPO 2005 AICHI, JAPAN event held in a Nagoya suburb and visit the nearby Okazaki Plant. In addition to expressing its appreciation for the daily marketing efforts of the invitees, Makita took advantage of the anniversary event to further strengthen its relationship with the marketing outlets to promote additional steady sales growth in the future.




makita
65mm
AN610H

❶ TP130DRFX CORDLESS 4-MODE IMPACT DRIVER

❷ A festive party in Nagoya held to celebrate the 90th anniversary of Makita's founding

❸ AN610H CONSTRUCTION COIL NAILER

Q: In fiscal 2006, ended March 31, 2006, Makita attained record high levels of net sales and net income, just as in the previous fiscal year. Net sales surpassed the ¥200 billion mark for the first time. Could you give us your overall appraisal of this performance?

A: Our record-breaking sales and profitability in fiscal 2006 reflects the effects of our launch of attractive new products during the year as well as our implementation of marketing policies emphasizing a high level of responsiveness to all kinds of customer needs. We are extremely pleased to note that our fiscal 2006 performance resulted from our success in satisfying professional power tool users throughout the world with both our superior product quality and our sales and after-sales services.

Consolidated net sales amounted to ¥229.1 billion, up 17.6% from fiscal 2005. Particularly strong were our sales in Europe, which rose 20.3% due to the strength of local sales as well as the appreciation of the euro against the yen, and our sales in North America, which surged 23.9%, owing to growth in sales through home improvement centers.

Profitability in fiscal 2006 was positively affected by such factors as an approximately ¥8.5 billion gain on a business transfer associated with a golf course subsidiary that completed civil corporate rehabilitation procedures. As a result, operating income grew 45.8%, to ¥45.8 billion, and the operating income ratio reached 20.0%, a level considerably higher than in fiscal 2005.

Moreover, while deferred tax assets associated with impairment losses related to golf course business assets during fiscal 2004 were not previously recognized, the completion of civil corporate rehabilitation procedures during fiscal 2006 and the judgment that deferred tax assets could be recovered enabled the recognition of tax benefits. Consequently, net income in fiscal 2006 reached ¥40.4 billion, up 82.6%.

Based on its basic dividend policy of maintaining a dividend payout ratio of 30% or higher, as calculated based on the level of net income excluding special factors temporarily affecting performance, Makita paid interim dividends of ¥19 per share in November 2005 and year-end dividends of ¥38 per share in June. Thus, cash dividends applicable to fiscal 2006 amounted to ¥57 per share, up ¥10 from the level of cash dividends applicable to fiscal 2005. We are very pleased to be able to reward our shareholders, who have supported Makita's sustained growth.

Q: While Makita has steadily increased its sales in all geographic segments, the pace of sales growth in the European and North American regions was particularly rapid in fiscal 2006. Why was this?

A: Makita's net sales have expanded approximately 46% during the past five years, and the contribution to that growth from Europe has been large. Europe accounted for approximately 40% of consolidated net sales in fiscal 2006, and our sales in Europe have roughly doubled during the past five years. Thus, the European region has made the largest contribution to Group sales in recent years. Besides the appreciation of the euro against the yen, the factors behind the sustained rise in European sales include the high quality of our mainstay masonry-related tools, our launch of additional masonry-related tool products, and our provision of the type of services needed to satisfy our dealers and users in each country.

Makita's sales in the North America region increased in fiscal 2006 for the first time in four years. This resurgence reflects our strategic emphasis on sales through home improvement centers of products powered by lithium-ion batteries during the Christmas shopping season as well as the strong popularity of similar products marketed through shops focused on professional users.



Masahiko Goto
President & Representative Director



Q: Could you tell us a bit more about the lithium-ion battery products that have been big hits in the North American and Japanese markets? How are they different from previous rechargeable power tools?

A: Lithium-ion batteries are superior to nickel-cadmium, nickel metal hydride, and other conventional types of rechargeable batteries in that they offer greater compactness, power, and usable life spans. However, they also present some challenges, such as the difficulty of precisely controlling charging and discharging processes, that have prevented their widespread use in the power-tool field, where the instantaneous provision of large amounts of electric power is a requirement. By undertaking cooperative development work in collaboration with a battery supplier, we have overcome the difficult aspects of lithium-ion batteries.

By integrating our newly developed batteries with optimal recharging systems and a new type of four-pole motors, we have been successful in commercializing power tools that make the most of the benefits of rechargeable batteries.

Q: You took measures to strengthen your nailer business during fiscal 2006. Could you explain the current market environment and outlook for such business?

A: In Japan, the growing use of construction methods involving precut and prefabricated materials is increasing the share of Makita's sales derived from such electric power tools as screwdrivers as well as pneumatic nailers. In this and other ways, the structure of domestic demand for power tools is undergoing noteworthy changes. While Makita successfully increased its share of the domestic electric power tool market during fiscal 2006 through the launch of lithium-ion battery products, the Company is still lagging behind competitors in the nailer market. To rectify this situation, we acquired the nailer business of Kanematsu-NNK Corp. as of January 1, 2006, and have been working to strengthen that business. In the future, we intend to develop high-value-added nailer products and further strengthen our sales and after-sales service systems for nailer products.

Q: Having already achieved an outstanding corporate performance that has increased recognition of its product and financial strengths, what kind of business fields does Makita intend to emphasize in the future?

A: To date, Makita has focused on winning and maintaining the top share of the world's professional power tools markets by proactively undertaking dynamic business operations in each segment of that market. In Japan and some other countries, we already have the top market share in some regions, but we must make additional efforts to earn top market shares in most countries overseas. Particularly overseas, we have to launch highly appealing products that satisfy the requirements of professional users, and we need to make efforts to attain and sustain superior sales and after-sales service. Also, besides the nailer business just mentioned, we are allocating additional resources to various fields where our business base is still relatively weak—such as the engine-related tool and gardening tool fields—where we will work to expand our market shares.

Q: Could you tell us about Makita's performance forecast for fiscal 2007? Also, do you have any additional messages for Makita's stakeholders?

A: In fiscal 2007, we anticipate robust sales in Europe and other regions, and we, therefore, are forecasting a continued rise in our consolidated net sales. While profitability will be negatively affected by skyrocketing oil prices and rises in the prices of raw materials, Makita is shifting manufacturing operations to China and taking various other measures designed to effectively cut costs and thereby offset increases in procurement costs. Through these and other measures, we will strive to maintain stable profit margins.

Makita is relentlessly striving to improve its performance by winning and maintaining the top shares of the world's professional power tool markets, and it is continuing to address this task by strengthening and expanding its marketing systems and taking steps to increase the satisfaction of professional users, such as measures aimed at sustaining a powerful brand image.

Remaining committed to our basic policy for allocating earnings and providing an appropriate return to shareholders, we look forward to your continuing support and cooperation.

August 2006



Masahiko Goto
President & Representative Director

Basic Policy on Corporate Governance

Makita believes that augmenting its internal checking and control functions is an important task from the perspective of management transparency. In addition to strengthening the functions of its Board of Directors and Board of Auditors, the Company is working to disclose information proactively and quickly, in a manner that helps increase the fairness and transparency of all management actions. As our shares are listed on NASDAQ, we are dynamically endeavoring to upgrade our corporate governance systems based on the standards of the United States' Sarbanes-Oxley Act.

Corporate Governance Units

Board of Directors

Makita's Board of Directors includes 13 members, of whom one is an outside director who has not ever been a Makita employee. The Board meets once each month and at other times when necessary. Based on the management policies approved by the Board, the directors determine the main goals for each department for each fiscal year; then, each inside director performs work duties to promote the goals' attainment. At the same time, the Board supervises the progress of operational execution and business performance.

The Board of Statutory Auditors

The Board of Statutory Auditors includes four statutory auditors, of which two are outside statutory auditors and are not employees of the Company. Based on the management policies approved by the Board of Statutory Auditors and in accordance with the prearranged apportionment of duties, the statutory auditors attend meetings of the Board of Directors and other important meetings, obtain reports on operations from directors and others, examine such important documents as those related to proposals, and audit the condition of the Company's operations and finances. To strengthen the independent financial auditor's supervisory function in conjunction with the Board of Statutory Auditors, the Company has established its "Policy and Procedures Regarding the Prior Approval of Audit and Nonaudit Operations," which requires the approval of the Board of Statutory Auditors before a legally binding contract for work by an independent financial auditor may be concluded.

Responsible for Makita's internal auditing processes is the Internal Auditing Office, which has a staff of 14. This office has an independent organization and conducts internal audits whenever needed. To strengthen its corporate governance systems, Makita is working to clarify information disclosure processes and take other measures that further increase the accuracy and dependability of disclosed information.

As a means of attaining these goals, Makita has established its Disclosure Committee, which is composed of the managers responsible for each of the Company's departments.

Compliance

Makita has created Ethics Guidelines that are designed to serve as action guidelines for corporate officers and employees, prohibit conflicts of interest, and promote such objectives as rigorous compliance with relevant laws and regulations and appropriate information disclosure. As one of the various measures being taken to promote comprehensively rigorous corporate ethics and compliance, the Company has established internal reporting rules as well as a help line. These steps have enabled the creation of a system for communicating sensitive information within the Company.

Risk Management System Creation

Having established its Code of Ethics and related guidelines as well as its internal reporting system, Makita is working to promote and maintain rigorous compliance and high standards of corporate ethics.

Having established its Asset Management Guidelines and Currency Exchange Market Fluctuation Risk Management Guidelines, which cover all foreign currency-denominated transactions, Makita is endeavoring to ensure the safety of its asset management transactions and to avoid risks associated with fluctuations in currency exchange rates and with other types of price fluctuations.

In the case of a major accident related to products manufactured or handled by Makita, the Company's Major Claim Investigation Committee will investigate the causes, consider countermeasures, deliberate on such matters as a means of information dissemination and reporting to involved parties, and otherwise quickly resolve related problems.

In addition to establishing Fire and Disaster Prevention and Management Rules and a Disaster Prevention and Control System, Makita works to prevent disasters through such measures as the establishment of its own fire-fighting units, the preparation and maintenance of disaster prevention and control equipment, and the conducting of disaster prevention and control drills.

Financial Section

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating and Financial Review and Prospects

A. Operating results

The following table sets forth a summary of our results of operations for each of the years ended March 31, 2004, 2005 and 2006.

	(Millions of yen, except for percentage amounts)						U.S. Dollars (thousands)	
	2004		2005		2006		2006	
		%		%		%		Change %
NET SALES	¥184,117	100.0	¥194,737	100.0	¥229,075	100.0	$1,957,906	17.6
Cost of sales	110,322	59.9	113,323	58.2	132,897	58.0	1,135,872	17.3
GROSS PROFIT	73,795	40.1	81,414	41.8	96,178	42.0	822,034	18.1
Selling, general and administrative expenses	53,698	29.2	52,646	27.1	58,726	25.6	501,931	11.5
Losses (Gains) on disposals or sales of property, plant and equipment	(2,379)	(1.3)	1,234	0.6	(8,326)	(3.6)	(71,162)	–
Impairment of long-lived assets	7,780	4.2	577	0.3	–	–	–	–
Transfer to the government of the substitutional portion of pension plan	–	–	(4,441)	(2.3)	–	–	–	–
OPERATING INCOME	14,696	8.0	31,398	16.1	45,778	20.0	391,265	45.8
OTHER INCOME(EXPENSES)								
Interest and dividend income	869	0.5	1,157	0.6	1,301	0.6	11,120	12.4
Interest expense	(605)	(0.3)	(588)	(0.3)	(364)	(0.2)	(3,111)	(38.1)
Exchange gains (losses) on foreign currency transactions, net	(202)	(0.1)	37	0.0	(258)	(0.1)	(2,205)	–
Realized gains on securities, net	555	0.3	453	0.2	2,918	1.3	24,940	544.2
Other, net	857	0.4	161	0.1	(232)	(0.1)	(1,983)	–
Total	1,474	0.8	1,220	0.6	3,365	1.5	28,761	175.8
INCOME BEFORE INCOME TAXES	16,170	8.8	32,618	16.7	49,143	21.5	420,026	50.7
PROVISION FOR INCOME TAXES	8,479	4.6	10,482	5.3	8,732	3.8	74,633	(16.7)
NET INCOME	7,691	4.2	22,136	11.4	40,411	17.6	345,393	82.6

General Overview

In fiscal 2006, the U.S. economy showed a gradual expansion as personal consumption and capital investment remained firm. In Europe, personal consumption did not see a full-fledged recovery, but indications of a gradual recovery were evident as exports held firm and the Eastern European and Russian economies stabilized and expanded. In Asia, growth rates slowed in some areas, but the region's overall economic growth remained high, especially in China where exports were strong. The Japanese economy experienced gradual recovery as capital investment increased along with the recovery in corporate profitability, and there was also an improvement in personal consumption and employment.

The principal business of Makita is the manufacture and sale of power tools and stationary woodworking machines. Principal products include circular saws, jigsaws, planers, drills, rotary hammers, grinders and slide compound saws. Makita has ten manufacturing centers, three located in Japan, two in China and one each in the United States, Canada, Brazil, the United Kingdom, and Germany.

In fiscal 2006, Makita worked diligently to develop high-value-added products that precisely reflect the needs of users. By combining lithium ion batteries with the Company's proprietary optimum charging system, Makita created a series of rechargeable products featuring small size and high output, and released new products such as rotary hammers featuring newly developed low-vibration designs.

On a consolidated basis, our net sales in fiscal 2006 amounted to ¥229,075 million, up 17.6% from the previous fiscal year. This was the first time sales exceeded ¥200 billion. In fiscal 2006, the company recorded a gain of ¥8,479 million from the sale of the golf course, and a gain of ¥5,238 million from the decrease in valuation allowance on a deferred income tax assets. Accordingly, year-on-year operating income climbed 45.8%, to ¥45,778 million and net income amounted to ¥40,411 million, 82.6% higher than the previous fiscal year.

Net sales

Makita's consolidated net sales for the fiscal year ended March 31, 2006 ("FY 2006") amounted to ¥229,075 million, an increase of 17.6%, or ¥ 34,338 million, from the fiscal year ended March 31, 2005 ("FY 2005"). In FY 2006, the average yen-dollar exchange rate was ¥113.3 for $1.00, representing a 5.4% depreciation of the yen compared with the average level in FY 2005. The average level of the yen-euro exchange rate in FY 2006 was ¥137.8 for 1.00 euro, representing a 2.0% depreciation of the yen compared with the average level in FY 2005. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 13.4% in FY 2006.

While Makita's consolidated net sales increased by 17.6% in FY2006, the overall number of units of products sold also increased in FY 2006. Excluding the effect of the decrease in prices of products and the currency fluctuations, Makita's consolidated net sales would have increased by 14.0%, or by ¥ 27,276 million. The significant increase in the quantity of goods sold in FY 2006 primarily reflected strong sales of Makita's portable general purpose tools, such as grinders, rotary hammers and hammer drills. In Europe, competitiveness has improved due to the strength of euro against the yen. Further, demand for the rotary hammer in Europe has been strong. In North America, the sales has increased in part due to the introduction of lithium ion battery products, which were introduced as a major sales item to major hardware retailers during the Christmas sales season.

The average price of Makita's products declined in FY 2006, and excluding the effect of the increase in the number of units sold, the drop of prices would have decreased Makita's net sales by 1.9%, or by ¥ 3,704 million. The reduction in prices was caused by Makita's sales strategy.

Sales of new products comprised 15.9% of consolidated net sales of Makita in FY 2006, or ¥ 36,378 million. Among others, a new series of rechargeable products combining lithium ion batteries with the Company's proprietary optimum charging system and new products such as rotary hammers featuring newly developed low-vibration designs, were introduced during FY 2006 and contributed to the increase in Makita's net sales in FY 2006. In North America in particular, the line of tools with rechargeable lithium battery was popular at major hardware retailers. The distinctive designs as well as the ability to develop new products quickly to match the changing needs of the market contributed to the popularity of these products. In Japan, due to the increasing demand for renovation-related products in the market, among the line of tools with rechargeable lithium ion battery, the sales of impact drivers and circular saws have been strong.

In terms of product type, there was an increase in the sales of portable general purpose tools by 21.3% or ¥22,479 million, portable woodworking machines by 9.8% or ¥3,383 million, stationary woodworking machines by 27.7% or ¥436 million, other products by 22.7% or ¥4,933 million and income from parts, repairs and accessories by 10.0% or ¥ 3,107 million, respectively. In particular, sales of cordless impact drivers, circular saws and rotary hammers increased.

Sales by region

The increase in consolidated net sales in FY 2006 can be attributed to an increase in sales in Japan by 5.6%, or ¥2,221 million, to ¥41,600 million, an increase in sales in North America, by 23.9%, or ¥9,183 million, to ¥47,673 million, an increase in sales in Europe by 20.3%, or ¥15,241 million, to ¥90,504 million and, to a lesser extent, increased sales in Asia (excluding Japan) by 4.0%, or ¥652 million, to ¥16,993 million and an increase in sales in other regions including Australia, Latin America and Middle East by 27.9% or ¥7,041 million, to ¥32,305 million.

The increased sales in Japan in FY 2006 primarily reflected the increased number of units sold with respect to its portable general purpose tools such as lithium ion battery based impact drivers and circular saws, partially offset by the decline in the number of units sold in stationary woodworking machines. In addition, the automatic nailer business acquired from Kanematsu-NNK Corp. contributed to the increased sales in Japan.

The increased sales in North America in FY 2006 primarily reflected strong sales of lithium ion battery based products to major home centers in North America. Excluding the effect of fluctuations of the local currencies, net sales in North America would have increased by 16.4%, or ¥6,325 million in FY 2006, compared with FY 2005.

The increased sales in Europe in FY 2006 primarily reflected the appreciation of the euro against the yen. Net sales in yen terms increased in Russia and Eastern Europe by 34.6%, in the United Kingdom by 10.4%, in Germany by 18.4% and in France by 24.0% compared to FY 2005. Among others, Makita's products such as drills and rotary hammers were particularly popular in countries such as Germany and the United Kingdom, partly reflecting the lower sales price resulting from the strength of the euro. Drills and rotary hammers increased by 17.5% and 22.8% respectively. In addition, the introduction of new products, particularly drills and rotary hammers contributed to the increase of sales in Europe. Excluding the effect of fluctuations of the local currencies, net sales in Europe would have increased by 17.2%, or ¥12,920 million in FY 2006.

The increased sales in Asia (excluding Japan) in FY 2006 primarily reflected the increased sales in China and Taiwan, particularly with respect to portable general purpose tools, such as grinders and hammer drills. Net sales in yen terms increased in China by 18.8% over amounts recorded in FY 2005. The establishment of six branch stores and 15 direct sales service centers in China greatly improved the after-sales service and was a factor, contributing to the increase of sales in China. . Excluding the effect of fluctuations of the local currencies, net sales in Asia excluding Japan would have increased by 0.6%, or ¥98 million in FY 2006.

The increased sales in other regions including Australia, Latin America and the Middle East in FY 2006 were primarily due to an increased number of units sold in Other regions, particularly with respect to portable general purpose tools such as grinders, impact drivers and rotary hammers sold. In FY 2006 Makita saw success in its sales efforts to new markets in the Middle East and Africa. The introduction of new products also contributed to the increase of sales in Other regions, in particular rotary hammers. The increased number of products sold in other regions was partially offset by the decreased price per product resulting from the reduced cost of production, especially in grinders. Overall, net sales of grinders increased by 33.0% from FY 2005. Excluding the effect of fluctuations of the local currencies, other net sales would have increased by 17.7%, or ¥4,471 million in FY 2006.

Review of Performance by Product Group

Portable General Purpose Tools

The Portable General Purpose Tools group offers a wide range of dependable cordless drills, hammer drills, rotary hammers, demolition hammers, grinders, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita's consolidated net sales. In FY 2006, sales of portable general purpose tools grew 21.3%, to ¥128,215 million, accounting for 56.0% of consolidated net sales. In Japan, sales of portable general purpose tools increased 12.4%, to ¥15,880 million, accounting for 38.2% of total domestic sales. Overseas sales of portable general purpose tools increased 22.6%, to ¥112,335 million, or 59.9% of total overseas sales.

Portable Woodworking Tools

Principal products in Makita's Portable Woodworking Tools group include circular saws, jigsaws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In FY 2006, Makita recorded a 9.8% increase in sales of Portable Woodworking Tools, to ¥37,890 million, or 16.5% of consolidated net sales. Domestic sales of portable woodworking tools increased 2.0%, to ¥6,879 million, accounting for 16.5% of total domestic sales. Makita recorded an 11.7% increase in overseas sales of portable woodworking tools, to ¥31,011 million, which accounted for 16.5% of total overseas sales in FY 2006.

Stationary Woodworking Machines
Makita's extensive lineup of Stationary Woodworking Machines encompasses table saws, planer-jointers, and band saws. Sales of Stationary Woodworking Machines in FY 2006 increased 27.7%, to ¥2,009 million, accounting for 0.9% of consolidated net sales. Domestic sales of Stationary Woodworking Machines dropped 5.6%, to ¥805 million, accounting for 1.9% of total domestic sales! Overseas sales of Stationary Woodworking Machines were ¥1,204 million, a 67.2% increase from the previous fiscal year, accounting for 0.6% of Makita's total overseas sales.

Other Products
Makita's Other Products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In FY 2006, sales of Other Products grew 22.7%, to ¥26,696 million, accounting for 11.7% of net sales. In Japan, Makita recorded a 1.3% fall in sales of Other Products, to ¥8,365 million, accounting for 20.2% of total domestic sales. Overseas sales of other products increased 37.9%, to ¥18,331 million, accounting for 9.9% of total overseas sales.

Parts, Repairs and Accessories
Makita's after-sales services include the sale of parts and accessories and repairs. In FY 2006, parts, repairs, and accessories sales edged up 10.0%, to ¥34,265 million, accounting for 14.9% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased 5.3% to ¥9,671 million accounted for 23.2% of total domestic sales. Overseas sales of parts, repairs, and accessories advanced 11.9%, to ¥24,594 million, accounting for 13.1% of total overseas sales.

Cost of Sales
Cost of sales increased 17.3% (¥19,574 million) from FY2005 to ¥132,897 million.
In terms of overseas sales, despite the rise in materials costs, the sales cost ratio improved slightly from 58.2% in FY2005 to 58.0% as a result of sales increase after yen conversion, reflecting the declining yen against the euro and the U.S. dollar.

Gross Profit
Gross profit on sales increased 18.1% (¥14,764 million) to ¥96,178 million. Gross profit margin improved 0.2 points from 41.8% in FY2005 to 42.0%, due to the weak yen and sales of high value-added products.

Selling, General and Administrative Expenses
Selling, general and administrative expenses for FY2006 increased 11.5% (¥6,080 million) from FY2005 to ¥58,726 million. The main causes were increased personnel costs due to an increase in the number of employees, a rise in shipping costs due to increased sales and the sharp increase in the price of crude oil, and increased advertising costs due to a sponsorship contract in North America. Further, the decline of yen caused the yen conversion rate of selling expenses and administrative expenses of overseas subsidiaries to rise. Selling, general and administrative expenses excluding the effects of the low yen rose 9.7%.

On the other hand, the ratio of selling, general and administrative expenses to sales fell 1.5 points from 27.1% to 25.6%, due to increased sales.

Losses (Gains) on disposal or sales of property, plant and equipment
In FY 2004, Joyama Kaihatsu Ltd., our subsidiary that owned a golf course, wrote down the value of the golf course to its fair value, thereby recording ¥5,996 million in impairment losses. On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for Joyama Kaihatsu Ltd. and such plan was affirmed on May 7, 2005. On May 31, 2005, Makita transferred its ownership interest in Joyama Kaihatsu Ltd., including the golf course property, to a third party. As a result, in FY2006, a gain of ¥8,479 million from the sale of the golf course was recognized, which included the release from its obligation for club membership of ¥ 6,461 million. In addition, the Company and certain subsidiaries recognized losses on disposal or sales of property, plant and equipment of ¥153 million. Accordingly, Makita recognized net gains on disposal or sales of property, plant and equipment of ¥8,326.

Operating Income
As a result of the above, operating income for FY2006 increased 45.8% to ¥45,778 million.
Operating income margin improved 3.9 points, from 16.1% in FY2005 to 20.0% in FY2006.

Other Income (Expenses)

In FY2006, Other income was ¥3,365 million, a 175.8% increase from FY2005.
The reasons for the increase were as follows:
(1) Realized gains on securities increased ¥2,465 million to ¥2,918 million.
As on October 1, 2005, UFJ Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., merged. The shares of UFJ Holdings that the Company owned were exchanged for shares of the newly merged entity, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this share exchange, the Company realized a gain on securities, net in the amount of ¥2,528 million.
(2) Interest expenses decreased by ¥224 million to ¥364 million.
Interest expenses was reduced by ¥195 million due to the redemption of the Company's 1.5% annual interest yen-based convertible bonds in the amount of ¥12,992 million in March 2005.
(3) Interest and dividend income increased by ¥144 million to ¥1,301 million.
The main factor in the increase in interest and dividends income in FY2006 was the increase of dividends from certain investments in trusts due to the recovery in Japanese stock market.
(4) The amount of foreign exchange gains and losses fell by ¥295 million, from a gain of ¥37 million in FY2005 to a loss of ¥258 million in FY2006 due to exchange losses in China caused by the devaluation of yuan against the U.S. dollar.

Income before income taxes

Income before income taxes for FY2006 increased by 50.7% (¥16,525 million) as compared with the previous fiscal year to ¥49,143 million, while the ratio of income before income taxes to sales for current year increased from 16.7% in FY2005 to 21.5% in FY2006, an increase of 4.8%.

Provision for income taxes

Provision for income taxes for FY2006 was reduced by 16.7% as compared with the previous year primarily due to the realization of a tax benefit on impairment losses related to our golf course business.
In 2006, following the completion of the civil rehabilitation proceedings and the sale of the golf course business, previously unrecognized deferred tax assets were realized in connection with the gain on sale of golf course business and the related valuation allowance of ¥ 5,782 million was reversed. Makita also provided valuation allowance of ¥ 402 million for deferred tax assets that existed at the beginning of the year because it was determined that such assets were more likely than not to be realized in future years. As a consequence, the net change in the total valuation allowance for the year ended March 31, 2006 was a decrease of ¥5,238 million, resulting in a reduction of income tax expense. This decrease in valuation allowance as well as a decrease due to the tax sparing and other miscellaneous adjustments had affect of decreasing Makita's effective tax rate by 22.5% to the effective rate of 17.8% from the statutory tax rate of 40.3% for the year ended March 31, 2006.

Net income

As a result of a gain of ¥8,479 million from the sale of the golf course, which included the gain of release from its obligation for club membership of ¥ 6,461 million and other factors, net income for FY2006 rose by ¥18,275 million to ¥40,411 million, which is an 82.6% increase from the previous fiscal year.

Earnings per share

Basic earnings per share of common stock amounted to ¥281.1, compared with ¥153.9 in FY 2005. Diluted earnings per share amounted to ¥281.1, compared with ¥148.8 in FY 2005.

Regional Segments
Segment information described below is determined by the location of the Company and its relevant subsidiaries.

Japan Segment
In FY 2006, sales in the Japan segment grew 13.0%, to ¥111,614 million. Sales to external customers increased 5.6% to ¥53,788 million, which accounted for 23.5% of consolidated net sales. The increase reflects a 5.6% rise in sales in the domestic market as well as a 5.3% increase in export sales mainly to Middle East and Africa. Even though segment operation expenses increased by 5.6%, to ¥87,468 million, operating income climbed approximately 1.5 times, to ¥24,146 million in FY 2006. This was attributable to the ¥8,479 million gain on the sale of the golf course business in addition to strong sales of various new products with lithium ion batteries.

North America Segment
In FY 2006, sales in the North America segment climbed 24.0%, to ¥52,300 million. Sales to external customers increased 24.3% to ¥47,979 million, which accounted for 20.9% of consolidated net sales. This increase in sales to external customers was mainly due to better sales of lithium ion battery based products at major home centers in North America. As a result, operating income for FY2006 increased by 15.7%, to ¥1,863 million.

Europe Segment
In FY 2006, sales in the Europe segment grew 19.5% to ¥97,555 million. Sales to external customers increased 20.3%, to ¥91,249 million, which accounted for 39.8% of consolidated net sales. This increase is mainly due to strong sales of the rotary hammer, and the stable and steady economic growth in Eastern Europe and Russia. Segment operating income increased 19.0%, to ¥12,050 million.

Asia Segment
In FY 2006, sales in the Asia segment increased 24.4% to ¥52,624 million. The increase in sales in this segment is primarily due to higher sales from two factories in China to North America and Europe, where sales were favorable. Sales to external customers increased 17.2%, to ¥8,645 million, which accounted for 3.8% of consolidated net sales. This increase is primarily due to a increase in sales in Taiwan. Segment operating income grew 31.2%, to ¥6,462 million in FY 2006.

Other Segment
In FY 2006, sales in the Other segment increased 24.9% to ¥27,595 million. Sales to external customers increased by 25.0%, to ¥27,414 million, which accounted for 12.0% of consolidated net sales. Sales increase in this segment is primarily due to an increase in sales in Central and South American countries and Middle East. Segment operating income grew to approximately 2.7 times FY 2005's to ¥2,547 million, in FY 2006. This increase is primarily due to a turnaround in Oceania result from cost reductions.

CRITICAL ACCOUNTING POLICIES

As disclosed in Note 3 of the Notes to the accompanying consolidated financial statements, the preparation of Makita's consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions were determined by management's judgment based on currently known facts, situations and plans for future activities, which may change in the future. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and accompanying notes and due to the possibility that future events affecting the estimates may differ significantly from management's current judgments. Accordingly, any change in the facts, situations, future plans or other factors on which management bases its estimates may result in a significant difference between earlier estimates and the actual results achieved. Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying notes.

Revenue Recognition

Makita believes that revenue recognition is critical for its financial statements because net income is directly affected by the estimation of sales incentives. In recognizing its sales incentives, Makita is required to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made. Makita principally generates revenue through the sale of power tool products. Makita's general revenue recognition policy follows the provisions of Staff Accounting Bulletin No. 104 ("SAB 104"). In accordance with SAB 104 and as disclosed in the consolidated financial statements, Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon the shipment or delivery of Makita's product.

With respect to "Revenue Recognition," Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9.

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of a year or less. Liabilities for volume-based rebates are recognized within a corresponding reduction to revenue for the expected sales incentive at the time the related revenue is recognized, and are based on the estimation of sales volume reflecting the historical performance of individual customers.

If expected sales levels are not achieved or achieved in levels higher than anticipated resulting in a greater magnitude of incentive, the result could have a material impact on Makita's financial statements.

Cooperative advertisings are provided to certain customers as a contribution to or as sponsored funds for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized based on Makita's ability to reliably estimate such future discounts to be taken. Cash discounts are substantially all taken within 30 days following the date of sale. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trends.

The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2004, 2005 and 2006:

	Yen (millions)			U.S. Dollars (thousand)
	For the year ended March 31,			
	2004	2005	2006	2006
Volume-based rebates:				
Actual payment for the year	(3,607)	(3,836)	(5,104)	(43,624)
Income statement impact for the year	3,903	4,333	5,726	48,940
Accrued expenses (BS) as of March 31,	1,605	2,102	2,724	23,282
Cooperative advertisings:				
Actual payment for the year	(2,076)	(1,900)	(2,127)	(18,179)
Income statement impact for the year	2,147	1,812	2,196	18,769
Accrued expenses (BS) as of March 31,	596	508	577	4,932
Cash discounts:				
Actual payment for the year	(3,503)	(3,682)	(4,311)	(36,846)
Income statement impact for the year	3,661	3,684	4,371	37,359
Accrued expenses (BS) as of March 31,	429	431	491	4,197

Inventory valuation and reserve

Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. The valuation of inventory requires Makita to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires Makita to estimate the future demand for products taking into consideration such factors as macro and micro economic conditions, competitive pressures, technological obsolescence, changes in consumer buying habits and others. The estimates of future demand that Makita uses in the valuation of inventory are the basis for revenue forecasts, which are also consistent with short-term manufacturing plans. If demand forecast for specific products is greater than actual demand and Makita fails to reduce manufacturing output accordingly, Makita could be required to write down additional on-hand inventory, which would have a negative impact on gross profit and, consequently, a potential material adverse impact on net income. However, sales of previously written-down or written-off inventory is not significant to any of the periods presented and Makita believes that the gross profit of the resulting sales of such inventory items is similar to that realized on all of its sales for the respective periods presented. Accordingly, the impact on Makita's consolidated gross profit margin by sales of previously written-down or written-off inventory is not material. Makita usually sells or scraps remaining inventory items within a few years after write off and/or write down.

Unrealized Losses on Securities

Makita holds marketable securities and investment securities, which are accounted for in accordance with SFAS No. 115. Makita believes that impairment on securities is critical because it holds significant amounts of securities and any resulting impairment loss could have a material adverse impact on net income. Makita utilizes significant judgment based on subjective as well as objective factors in determining when an investment is other-than-temporarily impaired. Makita regularly reviews available-for sale securities and held-to-maturity securities for possible impairment based on criteria that include, but are not limited to, the extent to which cost exceeds market value, the duration of a market decline, our intent and ability to hold to recovery and the financial health, specific prospects and creditworthiness of the issuer. Makita performs comprehensive market research and analysis and monitors market conditions to identify potential impairment losses.

Allowance for Doubtful Receivables

Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by Makita's review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for probable estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. Such credit losses have historically been within Makita's expectations and the provisions established. However, Makita cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita's consolidated results of operations and financial condition.

Impairment of Long-Lived Assets

Makita believes that impairment of long-lived assets is critical for its financial statements because Makita has significant amounts of property, plant and equipment, the recoverability of which could significantly affect its operating results and financial condition.

Makita periodically performs an impairment review for long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is based upon Makita's projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita's evaluations. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to factors such as a significant decline in market value of an asset, current period operating or cash flow losses and significant changes in the manner of the use of an asset, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Fair value is determined based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by discounting future expected cash flows, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita's consolidated results of operations and financial condition.

Accrued Retirement and Termination Benefits

Makita believes that pension accounting is critical for its financial statements because assumptions used to estimate pension benefit obligations and pension expenses can have a significant effect on its operating results and financial condition. Accrued retirement and termination benefits are determined based on consideration of the levels of retirement and termination liabilities and plan assets at the end of a given fiscal year. The levels of projected benefit obligations and net periodic benefit cost are calculated based on various annuity actuarial calculation assumptions. Principal assumptions include discount rates, assumed rates of increase in future compensation levels, mortality rates and some other assumed rates. Discount rates employed by Makita are reflective of rates available on long-term, high quality fixed-income debt instruments. Discount rates are determined annually on the measurement date.

The expected long-term rate of return on plan assets is determined annually based on the composition of the pension asset portfolios and the expected long-term rate of return on these portfolios. The expected long-term rate of return on plan assets is designed to approximate the long-term rate of return actually earned on the plan assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees.

A number of factors are used to determine the reasonableness of the expected long-term rate of return, including actual historical returns on the asset classes of the plans' portfolios and independent projections of returns of the various asset classes.

Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over the future periods and therefore, generally affect Makita's results of operations in such future periods.

Makita has a contributory retirement plan in Japan, which covers substantially all of the employees of the Company. The discount rate assumed to determine the pension obligation for the pension plan was 2.2% for the year ended March 31, 2006.

As of March 31, 2006, Makita allocated 54.6%, and 30.8% of plan assets to equity securities and debt securities. The value of these plan assets are influenced by fluctuations in world securities market. Significant depreciation or appreciation will have an impact on future expenses.
The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita's pension plans as of March 31, 2006.

Change in assumption	Change in projected benefit obligation	Change in pre-tax pension expenses
	Yen (millions)	
50 basis point increase / decrease in discount rate	-2,300 / +2,600	-7 / +6
50 basis point increase / decrease in expected return on assets	-	-140/+140

While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Makita's accrued retirement and termination benefits and future expenses.

Realizability of Deferred Income Tax Assets
Makita is required to estimate its income taxes in each of the jurisdictions in which Makita operates. This process involves estimating Makita's current tax provision together with assessing temporary differences resulting from differing treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within Makita's consolidated balance sheets. Makita must then assess the likelihood that Makita's deferred income tax assets will be recovered from future taxable income, and to the extent Makita believes that recovery is not more likely than not, Makita must establish a valuation allowance.

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our gross deferred income tax assets. We have recorded a valuation allowance of ¥2,973 million as of March 31, 2006 due to uncertainties about our ability to utilize certain deferred income tax assets mainly for net operating loss carry forwards before they expire. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita's consolidated results of operations and financial position if estimates of future taxable income are different.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the year ended March 31, 2007. Makita does not expect the adoption of SFAS No. 151 will have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Non-monetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2006. Makita does not expect the adoption of SFAS No. 153 will have a material impact on its consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3,"Reporting Accounting Changes in Interim Financial Statements," and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB issued FASB Staff Position (FSP) FAS 143-1, "Accounting for Electronic Equipment Waste Obligations" ("FSP 143-1"). FSP 143-1 provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the "Directive"), adopted by the European Union ("EU"). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive's adoption into law by the applicable EU member countries. Makita does not expect the adoption of FSP 143-1 will have a material impact on its consolidated results of operations and financial condition.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. Makita does not expect the adoption of FSP 115-1will have a material impact on its consolidated results of operations and financial condition.

B. Liquidity and capital resources

Makita's principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines. As of March 31, 2006, Makita held cash and cash equivalents amounting to ¥39,054 million and the Company's subsidiaries have credit lines up to ¥23,846 million. As of March 31, 2006, ¥1,638 million of its credit lines was used and ¥22,208 million was unused. As of March 31, 2006, Makita had ¥1,728 million in short-term borrowing, which included bank borrowings and capital lease obligations. For further information regarding our short-term borrowings, including the average interest rates see Note 11 to our accompanying consolidated financial statements.

As of March 31, 2006, Makita's total short-term borrowings and long-term indebtedness amounted to ¥1,832 million, representing a decrease from the ¥9,148 million reported for the previous fiscal year-end. Makita's ratio of indebtedness to shareholders' equity declined by 3.5%, to 0.7%. The reduction in the balance of indebtedness and the decline in the ratio of total indebtedness to shareholders' equity reflect the efforts of management to improve the efficiency of the usage of Makita's capital by reducing the level of unused net cash provided by operating activities. As a result of these efforts, Makita repaid long-term indebtedness of ¥6,000 million in FY2006.

Except as disclosed above, Makita expects to continue to incur additional debt from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in fiscal 2006.

Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥39,054 million as of March 31, 2006, together with Makita's available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development and debt service requirements through fiscal 2006 and thereafter.

Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment cycle of receivables from wholesalers. Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds for financial expenditures, primarily to pay dividends and to repurchase treasury stock. Maintaining the level of Makita's production and marketing activities requires capital investments of approximately ¥5 billion to ¥7 billion annually. Please see "– Fiscal Year 2006 – Capital Expenditures" below in this section for a description of our principal capital expenditures for fiscal 2006 and the main planned expenditures for fiscal 2006. At the Regular General Meeting of Shareholders held in June 2006, the Company's shareholders approved a cash dividend of ¥38 per share. The total cash dividend payments amount to ¥5,461 million, which the Company paid in June 2006.

Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.

Makita is rated at "A+" by Standard & Poor's at March 31, 2006.

Cash Flows

Cash flow provided by operating activities is primarily composed of cash received from customers, and cash used in operating activities, principally payments by Makita for parts and materials, selling, general and administrative expenses, and income taxes.
For FY2006, cash inflow from cash received from customers increased by 16.3% to ¥224,064 million, as a result of an increase in net sales.
This increase was within the range of the increase in net sales, as there were no significant changes in Makita's collection rates.
Cash used in operating activities increased by 13.1% to ¥198,997 million. This increase was caused by greater purchases of parts and raw materials, increased production as well as the increase in sales and administrative expenses.
As a result of these factors, net cash provided by operating activities increased 48.8% (¥8,225 million) from ¥16,842 million in FY2005 to ¥25,067 million in FY 2006.

In FY2006, cash outflow for capital expenditure increased ¥4,728 million to ¥11,383 million.
In addition, to strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corp. as of January 1, 2006 for a total of ¥1,853 million. Of the ¥1,853 million purchase price including related costs, the Company paid ¥1,204 million during FY2006 and paid ¥649 million in April 2006.
The purchase of securities totaled ¥21,844 million during the previous fiscal year and ¥21,248 million during FY2006.
To engage in investing and financing activities, Makita increased its cash by ¥40,864 million from sales and maturities of securities in the amount of ¥34,350 million and the cancellation of a time deposit in the amount of ¥6,514 million.
In FY2006, net cash inflow from sales and maturities of securities increased by ¥6,168 million from ¥28,182 million.
As a result, net cash flow resulting from investing activities increased ¥7,501 million from the previous fiscal year's ¥154 million to ¥7,655 million.

In FY2006, following the confirmation of the civil rehabilitation plan for Joyama Kaihatsu, Ltd., the Company paid ¥150 million towards ¥800 million in long-term indebtedness, and ¥6,375 million towards ¥12,836 million in club members' deposits. In addition, the Company also repaid ¥6,000 million long-term indebtedness of its subsidiary. Cash used in repayments of long-term indebtedness and club members' deposits totaled ¥12,525 million. This cash outflow was ¥674 million less than the ¥13,199 million cash used in repayment in FY2005, which included a total of ¥12,990 million for redemption of convertible bonds and ¥209 million for repayment of club members' deposits. On the other hand, cash used in the payment of dividends increased ¥4,454 million from ¥3,453 million during the previous fiscal year to ¥7,907 million.
As a result, net cash used in financial activities increased ¥3,371 million from ¥16,177million during previous fiscal year to ¥19,548 million.

As a result of these activities as well as the effect of exchange rate changes, our cash and cash equivalents as of March 31, 2006 amounted to ¥39,054 million, up ¥13,670 million from the end of fiscal 2005.

Capital Expenditures

Makita has continued to allocate sizable amounts of funds for capital expenditures, which it believes is crucial for sustaining long-term growth. In light of the severity of the current market competition, however, Makita has focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured, which required Makita to increase the amount of its capital expenditures in FY 2006 compared to FY 2005. Total capital expenditures amounted to ¥4,494 million, ¥6,655 million and ¥11,383 million for FY 2004, 2005 and 2006 respectively.

Capital expenditure in FY2006 was mainly for expansion and remodeling to reinforce the earthquake resistance of buildings at the main production factories in Japan, and for the purchase of facilities such as Chinese factories. Capital investments of the Company amounted to approximately ¥6.4 billion, while the capital investments of overseas subsidiaries including manufacturing subsidiaries amounted to approximately ¥5.0 billion. Capital expenditures for Makita's consolidated subsidiaries consisted primarily of the purchase of metal molds for new products of Dolmar GmbH. and the acquisition of production equipment by Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd. All of Makita's capital expenditures in FY 2006 were funded through internal sources.

Under its investment plans for FY 2007, the Makita Group is scheduled to make capital investments totaling ¥15.5 billion, 36% higher than for FY 2006. Of this total, the Company plans to make direct investments of ¥9.9 billion and its consolidated subsidiaries will invest ¥5.6 billion.

In continuation from the FY2006, our Company's main capital investment plan is to expand and renovate buildings to strengthen earthquake resistance in some of the head office buildings and main factories. The main facilities investments by consolidated subsidiaries include new factories in Europe and production facilities for Makita (China) Co., Ltd., and Makita (Kunshan) Co., Ltd. These are all scheduled to be funded with internal capital.

Financial Position

Total assets at the end of FY 2006 were ¥326,038 million, up 12.5% from the previous fiscal year-end. Total current assets increased 9.6% to ¥227,769 million, owing to such factors as an increase of inventories.

This increase was partially offset by a decrease in marketable securities.

Property, plant and equipment, at cost less accumulated depreciation, increased 12.1%, to ¥59,203 million. Investments and other assets increased 33.8%, to ¥39,066 million. Total current liabilities decreased 21.1%, to ¥45,961 million mainly due to decrease in club member's deposit and short-term borrowing.

Long-term liabilities increased 11.5%, to ¥11,858 million, mainly due to an increase in deferred income tax liabilities incurred as a result of the increase in unrealized gains on securities we hold. The current ratio was 5.0 times, compared with 3.6 at the previous year-end. Shareholders' equity increased 21.4%, to ¥266,584 million.
The main reasons for this increase are an increase in retained earning, and accumulated other comprehensive income of ¥5,345 million in FY2006, which compares to accumulated other comprehensive loss of (¥9,249) in FY2005.
Fluctuations in the accumulated other comprehensive income (losses) are due to reductions in the minimum pension liabilities adjustment resulting from the increase in actual return on plan assets of defined benefit pension plan adopted by the Company, reductions in foreign currency translation adjustments due to the decline of yen against the US dollar and euro etc., and the increase in the unrealized gains on securities as a result of the appreciation of the market value of the Company's securities holding.

As a result, the shareholders' equity ratio rose to 81.8%, from 75.8% at the previous fiscal year-end.

C. Research and development, patents and licenses, etc.

Approximately 500 of Makita's employees are engaged in research and development activities and product design. Makita also employs approximately 100 trained personnel in production engineering, and has developed a number of the machine tools currently used in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the rest are engaged in the research and development of electric, electronic and other applications.

Makita places a high priority on R&D and believes that strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users' needs. In FY 2006, Makita allocated ¥4,826 million to R&D, approximately 2.1% of net sales. In FY 2005, Makita allocated ¥4,446 million for R&D, up 1.6% from the ¥4,377 million allocation in FY 2004. The ratio of R&D expenses to net sales was approximately 2.3% in FY 2004.

Makita is placing higher priority on designing power tools that are smaller and lighter, featuring electronic controls, and that have internal power sources allowing a cordless operation. Additional design priorities include developing units that feature low noise, low vibration, measures to restrain dust emissions and new safety features. Still another priority is to design units that can be recycled to address environmental concerns. In order to respond quickly to customers needs, Makita is also placing an emphasis on shortening the time needed for new product development. To strengthen initiatives that reduce costs, Makita focused development activities on a more limited range of items and set objectives for developing models that use more standard parts. New products developed in FY 2006 included cordless 4-mode impact driver, high-pressure air nailer and other products.

Makita developed a battery recharging system that employs digital communication functions to provide information on the state of a battery's charge. Through the use of this new system, the total volume of work can be increased substantially by enabling batteries to be used up to their capacity. In addition, Makita adopted lithium ion batteries, which doubles the total volume of work in comparison with Makita's batteries that must be inserted. Makita also developed an original battery checker system using the previously mentioned digital communication functions. Using this system, customers can check on the state of charge of their batteries and Makita can provide customers with information on how to make their batteries last longer.

In FY2006, by combining lithium ion batteries with the Company's proprietary optimum charging system, Makita created a series of rechargeable products featuring small size and high output, and released new products such as rotary hammers featuring newly developed low-vibration designs.
Further, a line of products for the North American market was created through the development of circular saws and air tools among other product. In order to consolidate our product line, we are developing, among others, a rechargeable impact driver and slide compound saws.
On January 1, 2006, the Kanematsu-NNK Corporation's automatic nailer business was acquired by the Company to reinforce the air tools business department. Due to this transfer of business, various air tools with superior quality are

being developed. We are planning to develop competitively-priced air tools for overseas and high-pressure air tools for Japan.

D. Trend information

With regard to the outlook for the future, while the domestic economy is shrugging off deflation and heading for recovery, we anticipate that harsh conditions will continue. Given the escalation of raw material prices, including that of crude oil, and with the increasing trend to employ prefab/precut materials in residential construction, the demand for power tools will decline. A number of uncertainties also remain in the business environment. In addition to the global trend in interest rate hikes, there are also concerns about the US economy where we are starting to see a decline in personal consumption. There are also concerns regarding the future course of Asia, where changes in the economy tend to be severe.

Under these circumstances, we acquired the automatic nailer business from Kanematsu-NNK Corporation on January 1, 2006. We started the aggressive sales of air tools and the nails for nailers in Japan, and the automatic nailer business is expected to make a significant contribution throughout the FY2007.
In addition, tools with rechargeable lithium ion batteries introduced to the market in the second half of FY2006 contributed to the increased sales in FY2006. Inventory volume increased ¥13,818 million (¥8,646 million of the increase due to conversion of the weak yen is excluded) from March 31, 2006 to ¥79,821 million, in anticipation of orders and forecasts for the increased sales of lithium ion battery products in FY2007. These inventories are expected to decrease during FY2007.

We expect that demand for high-value-added products in the industrialized nations will continue, and competition will intensify in the global market for professional power tools, including the Japanese and North American markets.

Performance in the European market will be stable as the Company sustains its competitiveness and Chinese power tool manufacturers will work to expand their positions primarily in the Asian markets.

E. Off-balance sheet arrangements

Makita did not have any off-balance sheet arrangements as of March 31, 2006.

F. Tabular disclosure of contractual obligations

	Yen (millions)						
		Expected payment date, year ending March 31,					
	Total	2007	2008	2009	2010	2011	Thereafter
Capital lease	194	90	37	27	20	11	9
Interest expenses on Capital lease	18	9	4	2	2	1	–
Operating lease	1,680	546	401	275	166	86	206
Contributions to defined benefit plan	3,101	3,101	–	–	–	–	–
Derivative financial instruments	24,498	24,498	–	–	–	–	–
Purchase Obligation	6,373	6,373	–	–	–	–	–
Total	¥35,864	¥34,617	¥ 442	¥ 304	¥ 188	¥ 98	¥ 215

	U.S. Dollars (thousands)						
		Expected payment date, year ending March 31,					
	Total	2007	2008	2009	2010	2011	Thereafter
Capital lease	1,658	769	316	231	171	94	77
Interest expenses on Capital lease	154	77	34	17	17	9	–
Operating lease	14,359	4,667	3,427	2,350	1,419	735	1,761
Contributions to defined benefit plan	26,504	26,504	–	–	–	–	–
Derivative financial instruments	209,385	209,385	–	–	–	–	–
Purchase Obligation	54,470	54,470	–	–	–	–	–
Total	$ 306,530	$ 295,872	$ 3,777	$ 2,598	$ 1,607	$ 838	$ 1,838

Note: Calculation of contributions to defined benefit plan after 2007 is not practicable.

G. Safe harbor

All information that is not historical in nature disclosed under "Item 5. Operating and Financial Review and Prospects - Trend Information" and "- Tabular Disclosure of Contractual Obligations" is deemed to be a forward-looking statement. See "Cautionary Statement with Respect to Forward-Looking Statements" for additional information.

Dividend Policy

Makita's basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

According to this basic policy, the Company paid interim cash dividends in fiscal 2005 of ¥19.0 per share and ADS. The Company has declared a cash dividend of ¥38.0 per share and ADS, including a special dividend of ¥29 per share, all of which were approved by the shareholders' meeting held on June 29, 2006.

The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Yen		In U.S. Dollars	
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.09	0.11
2005	11.0	36.0	0.10	0.34
2006	19.0	38.0	0.16	0.32

Note: Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

Risk factors

The following is a summary of some of the significant risks that could affect Makita. Other risks that could affect Makita are also discussed elsewhere in this annual report. Additionally, some risks that may be currently unknown to Makita and other risks that are currently believed to be immaterial, may become material. Some of these statements are forward-looking statements that are subject to the "Cautionary Statement with Respect to Forward-Looking Statements" appearing elsewhere in this annual report.

Makita's sales are affected by the levels of construction activities and capital investments in its markets.
The demand for power tools, Makita's main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita's activities, including Japan, North America, Europe, and Asia, this may have an adverse impact on Makita's consolidated financial condition and results of operations.

Geographic concentration of Makita's main facilities may have adverse effects on Makita's business activities.
Makita's principal management functions, including its headquarters, and the companies on which it relies for supplying major parts are located in Aichi Prefecture ("Aichi"), Japan. Makita's manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 76% of Makita's total production volume on a consolidated basis in fiscal 2006. Due to this geographic concentration of Makita's major functions, including plants and other operations in Japan and China, Makita's performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita's facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infections diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita's consolidated financial condition and results of operations may be adversely affected.

Makita's overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita's business activities.
Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, and emerging markets such as Russia and Eastern Europe. In fiscal 2006, approximately 82% of Makita's consolidated net sales were derived from products sold overseas. On a volume basis, Makita depended on overseas markets for 88% of units sold. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita's consolidated financial condition and results of operations. Such risks include the following:

(1) Unexpected changes in laws and regulations;
(2) Disadvantageous political and economic factors;
(3) The outflow of technical know-how and knowledge due to personnel turnover enabling Makita's competitors to strengthen their position;
(4) Potentially unfavorable tax systems; and
(5) Terrorism, war, and other factors that lead to social turbulence.

Environmental or other government regulations may have a material adverse impact on Makita's business activities.
Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any new or amended regulations may also result in significant increases in overall costs.
Beginning on July 1, 2006, a European directive entitled "Restriction of the Use of Certain Hazardous Substances" ("RoHS") takes effect which forbids the sale in EU member countries of products containing six toxic substances, including lead. In addressing RoHS, we have abolished nearly all restricted substances through the cooperation of our parts suppliers. In addition, the Makita Group itself is constantly reinforcing its system for inspecting parts as they are delivered and has addressed this issue nearly fully at the present time. However, if Makita's suppliers have not fully shifted to alternative materials and Makita is not able to detect the presence of the forbidden substances, then, if these substances are confirmed within the EU, Makita may face a number of risks, including the need to replace the defective parts, conduct recalls, and sustain damage to its brand image. In such cases, Makita's consolidated financial condition and results of operations may be adversely affected.

Currency exchange rate fluctuations may adversely affect Makita's financial results.
The functional currency for all of Makita's significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita's subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita's operating results, assets, liabilities, and shareholders' equity are affected by fluctuation in values of the Japanese yen against these local currencies.

Sales denominated in foreign currencies accounted for approximately 76% of Makita's consolidated net sales in fiscal 2006, and, accordingly, Makita's operating income is significantly affected by foreign exchange fluctuations.

In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. Makita is also increasing the percentage of products that it manufactures in China, which has resulted in an increase in foreign-currency denominated production costs. While Makita believes that such measures may help reduce the impact of some exchange rate fluctuations, it cannot assure you that it will be able to successfully hedge its exchange rate risks. In addition, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita's consolidated financial condition and results of operations.

Fluctuations in stock market prices may adversely affect Makita's financial statements.
Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita's consolidated financial condition and results of operations.

If Makita cannot respond to changes in construction method and trends in demand, Makita's sales may be materially and adversely affected.
In recent years, market trends in demand for various power tools have been changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of power tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or is unable to respond to these rapid shifts in demand for various power tools, Makita's sales may decline and this may have an adverse effect on Makita's consolidated financial condition and results of operations.

The rapidly growing presence of China-based power tool manufacturers may adversely affect Makita's sales results.
In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made in China has intensified, with respect to lower end products. As the technology of Chinese power tool manufacturers improves, competition in the markets for high-end products for professional use may also intensify. As a result, Makita's market share, consolidated financial condition and results of operations may be adversely affected.

If Makita is not able to develop attractive products, Makita's sales activities may be adversely affected.
Makita's principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita's ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer able to quickly develop new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita's consolidated financial condition and results of operations.

If Makita fails to maintain cooperative relationships with significant customers, Makita's sales may be seriously affected.
Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita's business performance and financial position. In addition, if major customers of Makita select power tools and other items made in China and sell them under their own brand, this may have an adverse impact on Makita's consolidated financial condition and results of operations.

If any of Makita's suppliers fail to deliver materials or parts required for production as scheduled, Makita's production activities may be adversely affected.

Makita's production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Makita purchases some of its component parts from sole suppliers. The largest single source supplier of the Company accounted for approximately 5% of its aggregate purchases of raw materials and parts in fiscal 2006. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita's production schedules and cause a delay in Makita's own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita's consolidated financial condition and results of operations.

When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.

In manufacturing power tools, Makita Group purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. In recent years, demand for these materials in China and the rest of the world has risen substantially, and some suppliers are experiencing a shortage of capacity. Under these circumstances, if the Makita Group is unable to obtain the necessary quantities of these materials, this may have an effect on production schedules. In addition, the shortage of capacity among suppliers is a factor leading to increased prices of production materials. If the Makita Group experiences increases in prices of production materials, greater than what can be absorbed by increased productivity or through other internal efforts and prices of final products cannot be raised sufficiently, such circumstance may have a detrimental impact on the performance and financial position of the Makita Group.

Product liability litigation or recalls may harm Makita's financial statements and reputation.

Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that it will be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita's brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita's consolidated financial condition and results of operations.

Investor confidence and the value of Makita's ADRs and ordinary shares may be adversely impacted if Makita's management concludes that Makita's internal controls over financial reporting are not effective as of March 31, 2007, or if Makita's independent registered public accounting firm is unable to provide adequate attestation on management's assessment, or to provide unqualified opinion on the effectiveness of Makita's internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rule requiring public companies to include a report of management on Makita's internal controls over financial reporting in its Annual Report on Form 20-F that contains an assessment by management of the effectiveness of Makita's internal control over financial reporting. In addition, Makita's independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of Makita's internal control over financial reporting. These requirements will first apply to Makita's Annual Report on Form 20-F for the fiscal year ending March 31, 2007. Although Makita intends to diligently and vigorously review its internal controls over financial reporting in order to ensure compliance with Section 404 requirements, Makita's management may conclude that Makita's internal controls over financial reporting are not effective. In addition, Makita's independent registered public accounting firm may be unable to attest to Makita's management's assessment or may issue a report that concludes that Makita's internal controls over financial reporting are not effective. Makita's failure to achieve and maintain effective internal controls over financial reporting, or Makita's independent registered public accounting firm's inability to attest to Makita's management's assessment, or the issuance of a report that concludes that Makita's internal controls over financial reporting are not effective, could result in the loss of investor confidence in the reliability of Makita's financial reporting process, which in turn could harm Makita's business and ultimately could negatively impact the market price of Makita's ADRs and ordinary shares.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Exposure

Makita is exposed to various market risks, including those related to changes in foreign exchange rates, interest rates, and the prices of marketable securities and investment securities. In order to hedge the risks of fluctuations in foreign exchange rates and interest rates, Makita uses derivative financial instruments. Makita does not hold or use derivative financial instruments for trading purposes. Although the use of derivative financial instruments exposes Makita to the risk of credit-related losses in the event of nonperformance by counterparties, Makita believes that its counterparties are creditworthy because they are required to have a credit rating of a specified level or above, and Makita does not expect credit-related losses, if any, to be significant.

Equity and Debt Securities Price Risk

Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2005 and 2006 were as follows:

	Yen (millions)				U.S. Dollars (thousands)	
	2005		2006		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Due within one year	¥ 53,504	¥ 53,504	¥ 42,810	¥ 42,810	$ 365,897	$ 365,897
Due after one year through five years	2,343	2,348	2,455	2,436	20,983	20,821
Due after five years	2,150	2,144	1,986	1,880	16,974	16,068
Indefinite periods	1,614	1,614	–	–	–	–
Equity securities	20,433	20,433	30,961	30,961	264,624	264,624
	¥ 80,044	¥ 80,043	¥ 78,212	¥ 78,087	$ 668,478	$ 667,410

Foreign Exchange Risk

Makita's international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita's major derivative financial instruments related to foreign currency transactions as of March 31, 2005 and March 31, 2006. Figures are translated into yen at the rates prevailing at March 31, 2005 and March 31, 2006, together with the relevant weighted average contractual exchange rates at March 31, 2006. All of the foreign exchange contracts listed in the following table have contractual maturities in FY 2006 and 2007.

	Yen (millions) (except average contractual rates)						U.S. Dollars (thousands)	
	2005			2006			2006	
	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value
Foreign currency contracts;								
U.S.$/Yen	¥ 3,934	¥ (112)	¥ 104.09	¥ 4,368	¥ (11)	¥ 116.49	$ 37,333	$ (94)
Euro/Yen	3,166	(36)	137.05	4,148	(67)	140.14	35,453	(573)
A$/Yen	329	(9)	80.12	344	10	85.91	2,940	85
STG/Yen	129	(2)	197.94	8	–	201.98	68	–
Euro/STG	1,413	16	–	1,421	(10)	–	12,145	(85)
Other	1,299	6	–	1,538	8	–	13,145	69
Total	¥ 10,270	¥ (137)		¥ 11,827	¥ (70)		$ 101,084	$ (598)
Foreign currency swaps:								
U.S.$/Yen	¥ 749	¥ –	¥ 107.02	¥ 9,099	¥ (88)	¥ 116.65	$ 77,769	$ (752)
Euro/Yen	–	–	–	1,133	(12)	141.68	9,684	(103)
CAN$/Yen	424	(19)	84.74	305	-	101.8	2,607	-
A$/Yen	3,144	(187)	78.60	1,661	(32)	83.06	14,197	(274)
SFr./Yen	174	(5)	86.99	173	(8)	86.45	1,478	(68)
Total	¥ 4,491	¥ (211)		¥ 12,371	¥ (140)		$ 105,735	$ (1,197)
Options purchased to sell foreign currencies:								
U.S.$/Yen	¥ 406	¥ 1	¥ 101.56	¥ –	¥ –	¥ –	$ –	$ –
Euro/Yen	298	1	135.51	–	–	–	–	–
Other	63	–	–	–	–	–	–	–
Total	¥ 767	¥ 2		¥ –	¥ –		$ –	$ –
Options written to buy foreign currencies:								
U.S.$/Yen	¥ 424	¥ (8)	¥ 106.12	¥ –	¥ –	¥ –	$ –	$ –
Euro/Yen	305	(3)	138.84	–	–	–	–	–
Other	67	–	–	–	–	–	–	–
Total	¥ 796	¥ (11)		¥ –	¥ –		$ –	$ –

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

YEARS ENDED MARCH 31, 2002, 2003, 2004, 2005 AND 2006

	Yen (millions) and U.S. Dollars (thousands)				
	2002	2003	2004	2005	**2006**
Net sales	¥ 166,169	¥ 175,603	¥ 184,117	¥ 194,737	**¥ 229,075**
	$ 1,420,248	$ 1,500,880	$ 1,573,650	$ 1,664,419	**$ 1,957,906**
Domestic	39,510	38,781	39,142	39,379	**41,600**
	337,692	331,462	334,547	336,573	**355,556**
Overseas	126,659	136,822	144,975	155,358	**187,475**
	1,082,556	1,169,419	1,239,103	1,327,846	**1,602,350**
Operating income	5,873	12,468	14,696	31,398	**45,778**
	50,197	106,564	125,607	268,359	**391,265**
Income before income taxes	3,403	9,292	16,170	32,618	**49,143**
	29,085	79,419	138,205	279,786	**420,026**
Net income	133	6,723	7,691	22,136	**40,411**
	1,137	57,462	65,735	189,197	**345,393**
Working capital	144,929	141,759	147,822	149,666	**181,808**
	1,238,709	1,211,615	1,263,436	1,297,197	**1,553,915**
Long-term indebtedness	20,102	19,843	7,364	88	**104**
	171,812	169,598	62,940	752	**889**
Shareholders' equity	189,939	182,400	193,348	219,640	**266,584**
	1,623,410	1,558,974	1,652,547	1,877,265	**2,278,496**
Total assets	285,138	278,600	278,116	289,904	**326,038**
	2,437,077	2,381,197	2,377,060	2,477,812	**2,786,650**
Capital expenditures	5,958	5,691	4,494	6,655	**11,383**
	50,923	48,641	38,410	56,880	**97,291**
Depreciation and amortization	9,754	9,740	7,963	5,381	**5,922**
	83,368	83,248	68,060	45,991	**50,615**
	Yen and U.S. Dollars				
Per share of common stock and American Depositary Share:					
Earnings per share:					
Basic	¥ 0.9	¥ 45.3	¥ 53.2	¥153.9	**¥281.1**
	$ 0.01	$ 0.39	$ 0.45	$ 1.32	**$ 2.40**
Diluted	0.9	44.2	51.9	148.8	**281.1**
	0.01	0.38	0.44	1.27	**2.40**
Cash dividends paid for the year	18.0	18.0	18.0	24.0	**55.0**
	0.15	0.15	0.15	0.21	**0.47**
Number of employees	8,157	8,344	8,433	8,560	**8,629**

Notes: (1) The U.S. dollar amounts above and elsewhere in this report represent translations, for the convenience of the reader, at the rate of ¥117 to US$1.

(2) Cash dividends per share applicable to fiscal 2005 include a special commemorative dividend of ¥6 per share.

(3) The June 29, 2006, annual general meeting of shareholders approved a proposal to set cash dividends per share for the second half of the fiscal year ended March 31, 2006 at ¥38, including a special dividend of ¥29 per share.

(4) Refer to Note 14 of the notes to the consolidated financial statements for the computation of per share data.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005 AND 2006

ASSETS

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
CURRENT ASSETS:			
Cash and cash equivalents	¥ 25,384	¥ 39,054	$ 333,795
Time deposits	7,867	1,845	15,769
Marketable securities	57,938	47,773	408,316
Trade receivables-			
Notes	1,687	1,936	16,547
Accounts	38,997	46,074	393,795
Less- Allowance for doubtful receivables	(1,178)	(1,016)	(8,684)
Inventories	66,003	79,821	682,231
Deferred income taxes	3,831	3,661	31,291
Prepaid expenses and other current assets	7,363	8,621	73,684
Total current assets	207,892	227,769	1,946,744
PROPERTY, PLANT AND EQUIPMENT, AT COST:			
Land	17,673	17,737	151,598
Buildings and improvements	51,085	55,470	474,103
Machinery and equipment	73,356	74,501	636,761
Construction in progress	790	2,340	20,000
	142,904	150,048	1,282,462
Less- Accumulated depreciation	(90,080)	(90,845)	(776,453)
	52,824	59,203	506,009
INVESTMENTS AND OTHER ASSETS:			
Investment securities	22,106	30,439	260,162
Goodwill	-	779	6,658
Other intangible assets, net	841	1,354	11,573
Deferred income taxes	390	698	5,966
Other assets	5,851	5,796	49,538
	29,188	39,066	333,897
	¥289,904	¥326,038	$ 2,786,650

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005 AND 2006

LIABILITIES AND SHAREHOLDERS' EQUITY

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
CURRENT LIABILITIES:			
Short-term borrowings	¥ 9,060	¥ 1,728	$ 14,769
Trade notes and accounts payable	10,574	13,908	118,872
Other payables	3,197	5,417	46,299
Accrued expenses	5,998	6,427	54,932
Accrued payroll	7,695	8,224	70,291
Club members' deposits	12,836	-	-
Income taxes payable	5,695	6,701	57,274
Deferred income taxes	118	176	1,504
Other liabilities	3,053	3,380	28,889
Total current liabilities	58,226	45,961	392,830
LONG-TERM LIABILITIES:			
Long-term indebtedness	88	104	889
Accrued retirement and termination benefits	5,126	2,901	24,795
Deferred income taxes	4,538	7,923	67,718
Other liabilities	887	930	7,948
	10,639	11,858	101,350
MINORITY INTERESTS	1,399	1,635	13,974
COMMITMENTS AND CONTINGENT LIABILITIES	–	–	–
SHAREHOLDERS' EQUITY:			
Common stock,			
Authorized - 287,000,000 shares in 2005			
496,000,000 shares in 2006			
Issued and outstanding			
- 148,008,760 shares and 143,777,607 shares in 2005			
144,008,760 shares and 143,711,766 shares in 2006	23,805	23,805	203,462
Additional paid-in capital	45,430	45,437	388,350
Legal reserve	5,669	5,669	48,453
Retained earnings	157,502	186,586	1,594,752
Accumulated other comprehensive income (loss)	(9,249)	5,345	45,684
Treasury stock, at cost: - 4,231,153 shares in 2005			
296,994 shares in 2006	(3,517)	(258)	(2,205)
	219,640	266,584	2,278,496
	¥289,904	¥326,038	$ 2,786,650

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
NET SALES	¥184,117	¥194,737	¥229,075	$ 1,957,906
Cost of sales	110,322	113,323	132,897	1,135,872
GROSS PROFIT	73,795	81,414	96,178	822,034
Selling, general and administrative expenses	53,698	52,646	58,726	501,931
Losses (gains) on disposals or sales of property, plant and equipment	(2,379)	1,234	(8,326)	(71,162)
Impairment of long-lived assets	7,780	577	–	–
Transfer to the government of the substitutional portion of pension plan	–	(4,441)	–	–
OPERATING INCOME	14,696	31,398	45,778	391,265
OTHER INCOME (EXPENSES):				
Interest and dividend income	869	1,157	1,301	11,120
Interest expense	(605)	(588)	(364)	(3,111)
Exchange gains (losses) on foreign currency transactions, net	(202)	37	(258)	(2,205)
Realized gains on securities, net	555	453	2,918	24,940
Other, net	857	161	(232)	(1,983)
Total	1,474	1,220	3,365	28,761
INCOME BEFORE INCOME TAXES	16,170	32,618	49,143	420,026
PROVISION FOR INCOME TAXES:				
Current	8,745	10,071	9,365	80,043
Deferred	(266)	411	(633)	(5,410)
Total	8,479	10,482	8,732	74,633
NET INCOME	¥ 7,691	¥ 22,136	¥ 40,411	$ 345,393

	Yen			U.S. Dollars
	2004	2005	2006	2006
PER SHARE OF COMMON STOCK AND ADS:				
Net income				
Basic	¥ 53.2	¥ 153.9	¥ 281.1	$ 2.40
Diluted	51.9	148.8	281.1	2.40
Cash dividends paid for the year	18.0	24.0	55.0	0.47

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
COMMON STOCK:				
Beginning balance	¥ 23,803	¥ 23,803	¥ 23,805	$ 203,462
Conversion of convertible bonds; 1,768 shares in 2005	–	2	–	–
Ending balance	¥ 23,803	¥ 23,805	¥ 23,805	$ 203,462
ADDITIONAL PAID-IN CAPITAL:				
Beginning balance	¥ 45,419	¥ 45,421	¥ 45,430	$ 388,290
Conversion of convertible bonds	–	2	–	–
Gain on sales of treasury stock	2	7	7	60
Ending balance	¥ 45,421	¥ 45,430	¥ 45,437	$ 388,350
LEGAL RESERVE:				
Beginning balance	¥ 5,669	¥ 5,669	¥ 5,669	$ 48,453
Ending balance	¥ 5,669	¥ 5,669	¥ 5,669	$ 48,453
RETAINED EARNINGS:				
Beginning balance	¥137,753	¥138,819	¥157,502	$ 1,346,171
Net income	7,691	22,136	40,411	345,393
Cash dividends	(2,610)	(3,453)	(7,907)	(67,581)
Retirement of treasury stock	(4,015)	–	(3,420)	(29,231)
Ending balance	¥138,819	¥157,502	¥186,586	$ 1,594,752
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:				
Beginning balance	¥ (25,134)	¥ (17,048)	¥ (9,249)	$ (79,051)
Other comprehensive income for the year	8,086	7,799	14,594	124,735
Ending balance	¥ (17,048)	¥ (9,249)	¥ 5,345	$ 45,684
TREASURY STOCK:				
Beginning balance	¥ (5,110)	¥ (3,316)	¥ (3,517)	$ (30,060)
Purchases	(2,227)	(208)	(164)	(1,402)
Retirement and sales	4,021	7	3,423	29,257
Ending balance	¥ (3,316)	¥ (3,517)	¥ (258)	$ (2,205)
DISCLOSURE OF COMPREHENSIVE INCOME:				
Net income for the year	¥ 7,691	¥ 22,136	¥ 40,411	$ 345,393
Other comprehensive income for the year	8,086	7,799	14,594	124,735
Total comprehensive income for the year	¥ 15,777	¥ 29,935	¥ 55,005	$ 470,128

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	¥ 7,691	¥ 22,136	¥ 40,411	$ 345,393
Adjustments to reconcile net income to net cash provided by operating activities-				
Depreciation and amortization	7,963	5,381	5,922	50,615
Deferred income taxes	(266)	411	(633)	(5,410)
Realized gains on securities, net	(555)	(453)	(2,918)	(24,940)
Losses (gains) on disposals or sales of property, plant and equipment	(2,379)	1,234	(8,326)	(71,162)
Impairment of long-lived assets	7,780	577	–	–
Changes in assets and liabilities-				
Trade receivables	(1,610)	(1,995)	(5,011)	(42,829)
Inventories	6,193	(9,203)	(8,646)	(73,897)
Trade notes and accounts payables and accrued expenses	3,175	3,069	5,121	43,769
Income taxes payable	2,368	(770)	272	2,325
Accrued retirement and termination benefits	(562)	(4,900)	(346)	(2,957)
Other, net	(857)	1,355	(779)	(6,659)
Net cash provided by operating activities	28,941	16,842	25,067	214,248
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital expenditures	(4,494)	(6,655)	(11,383)	(97,291)
Purchases of available-for-sale securities	(26,691)	(20,091)	(19,449)	(166,231)
Purchases of held-to-maturity securities	(8,261)	(1,753)	(1,799)	(15,376)
Proceeds from sales of available-for-sale securities	4,090	2,422	16,750	143,162
Proceeds from maturities of available-for-sale securities	14,100	12,250	17,400	148,718
Proceeds from maturities of held-to-maturity securities	–	13,510	200	1,709
Proceeds from sales of property, plant and equipment	5,154	320	1,012	8,650
Decrease (increase) in time deposits	(1,162)	(38)	6,514	55,675
Cash paid for acquisition of business	–	–	(1,204)	(10,291)
Other, net	2	189	(386)	(3,298)
Net cash provided by (used in) investing activities	(17,262)	154	7,655	65,427
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in short-term borrowings	(882)	693	1,073	9,171
Redemption of bonds	–	(12,990)	–	–
Repayment of long-term indebtedness	–	–	(6,150)	(52,564)
Repayment of club members' deposits	(860)	(209)	(6,375)	(54,487)
Purchases of treasury stock, net	(2,220)	(194)	(154)	(1,316)
Cash dividends paid	(2,610)	(3,453)	(7,907)	(67,581)
Other, net	(24)	(24)	(35)	(300)
Net cash used in financing activities	(6,596)	(16,177)	(19,548)	(167,077)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥ (877)	¥ (11)	¥ 496	$ 4,240
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,206	808	13,670	116,838
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,370	24,576	25,384	216,957
CASH AND CASH EQUIVALENTS, END OF YEAR	¥24,576	¥25,384	¥39,054	$ 333,795
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Cash paid during the year for-				
Interest	¥ 605	¥ 593	¥ 458	$ 3,915
Income taxes	6,377	10,841	9,093	77,718
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Amount due seller inconnect with business acquisition	¥ –	¥ –	¥ 649	$ 5,547
Release from obligation for club members' deposits	–	–	6,461	55,222
Reduction of short-term borrowings and long-term indebtedness by deconsolidation of a subsidiary	–	–	2,177	18,607

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Makita Corporation (the "Company") is a recognized leader in manufacture and sale of portable electric power tools. The Company and its consolidated subsidiaries' main products include impact drivers, circular saws, jig saws, planers, drills, rotary hammers, grinders and slide compound saws. The Company and its consolidated subsidiaries (collectively "Makita") also manufacture and sell stationary woodworking machines and pneumatic tools as well as garden tools.

Domestic sales in Japan are made by the Company, while overseas sales are made under the Makita or maktec brand name, almost entirely through sales subsidiaries and distributors. Approximately 81.8% of consolidated net sales for the year ended March 31, 2006, were generated from customers outside Japan, with 20.8% from North America, 39.5% from Europe and 21.5% from Asia and other areas.

Makita's manufacturing and assembly operations are conducted primarily at three plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants) and Canada.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

Foreign subsidiaries translate their financial statements into Japanese yen from each of their functional currencies. The accounts and the financial statements of the Company and domestic subsidiaries are maintained and reported in their functional currency, the Japanese yen.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company's and its consolidated subsidiaries' books, to present them in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

3. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, all of its majority owned subsidiaries and those variable interest entities where Makita is the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities." All significant inter-company balances and transactions have been eliminated in consolidation. Makita currently does not have any consolidated Variable Interest Entities as set out in FIN 46R.

(b) Foreign Currency Translation

Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," overseas subsidiaries' assets and liabilities denominated in their local foreign currencies are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

Gains and losses resulting from all foreign currency transactions, including foreign exchange contracts, and translation of receivables and payables denominated in foreign currencies are included in other income (expenses).

(c) Cash equivalents

For purposes of the consolidated balance sheets and the consolidated statements of cash flows, Makita considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(d) Marketable and Investment Securities

Makita accounts for marketable and investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities. Makita classifies investments in debt and marketable equity securities as available-for-sale, or held-to-maturity securities. Makita does not hold any marketable and investment securities, which are bought and held primarily for the purpose of sale in the near term.

Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded as a separate component of accumulated other comprehensive income (loss), net of applicable income taxes. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the amortized cost basis to the fair value as a new cost basis and the amount of the write-down is included in earnings.

Available-for-sale securities are periodically reviewed for other-than-temporary declines on criteria that include the length and magnitude of decline, the financial condition and prospects of the issuer, Makita's intent and ability to retain the investment for a period of time to allow for recovery in market value and other relevant factors.

Held-to-maturity securities are periodically evaluated for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices or other valuation techniques as appropriate.

Makita classifies marketable securities in current assets which are available for current operations. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

(e) *Allowance for Doubtful Receivables*

Allowance for doubtful receivables represents the Makita's best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f) *Inventories*

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method. Makita estimates the obsolescence of inventory based on the difference between the cost of inventory and its estimated market value reflecting certain assumptions about anticipated future demand. The carrying value of inventory is then reduced to account for such obsolescence. Once inventory items are written-down or written-off, such items are not written-up subsequently. All existing and anticipated modifications to product models are evaluated against on-hand inventories, and are adjusted for potential obsolescence.

(g) *Property, Plant and Equipment and Depreciation*

For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 10 years to 50 years for buildings and improvements and from 3 years to 10 years for machinery and equipment. The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other maintenance and repair costs are expensed as incurred.

Depreciation expense for the years ended March 31, 2004, 2005 and 2006 amounted to ¥7,692 million, ¥5,175 million and ¥5,710 million, respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2005 and 2006, was as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Aggregate cost	¥ 677	¥ 656	$ 5,607
Accumulated amortization	533	510	4,359

(h) Goodwill and Other Intangible Assets

Makita follows the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141, "Business Combinations" requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to no longer be indefinite. In connection with the impairment evaluation, SFAS No. 142 requires Makita to perform an assessment of whether there is an indication that goodwill is impaired. To accomplish this, Makita identifies its reporting units, determines the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets to those reporting units, and determines the fair value of each reporting unit.

(i) Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(j) Research and Development Costs and Advertising Costs

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥4,377 million, ¥ 4,446 million and ¥4,826 million ($41,248 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.
Advertising costs are also expensed as incurred and totaled ¥3,797 million, ¥4,381 million and ¥5,138 million ($43,915 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

(k) Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥4,418 million, ¥5,305 million and ¥6,774 million ($57,897 thousand) for the years ended March 31, 2004, 2005and 2006, respectively.

(l) Income Taxes

Makita accounts for income taxes in accordance with the provision of SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses and cost of sales. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(n) *Pension Plans*

Makita accounts for pension plans in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions." Under SFAS No. 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses to be recognized in the consolidated financial statements in the future periods. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such cases, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

(o) *Earnings Per Share*

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution computed on the basis that all convertible bonds had been converted at the beginning of the year or at the time of issuance unless they were antidilutive.

(p) *Impairment of Long-Lived Assets*

Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Long-lived assets, such as property, plant and equipment, and certain intangible assets subject to amortization, are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flow. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by independent third party appraisal, projected discounted cash flows or other valuation techniques as appropriate. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(q) *Derivative Financial Instruments*

Makita conforms to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. Makita recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair values. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

Makita employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps and currency swap agreements to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Makita dose not use derivatives for speculation or trading purpose. Changes in the fair value of derivatives are recorded each period in current earnings depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

(r) *Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Makita has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of an allowance for doubtful receivables, impairment of long-lived assets, realizability of deferred income tax assets, the determination of unrealized losses on securities for which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and valuation of inventories.

(s) Revenue Recognition

Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon shipment or delivery of the product depending on the terms of the sales arrangement.

Makita sells its products outside of Japan directly to retail customers pursuant to sales contracts and purchase orders. Within Japan, the Company mainly utilizes wholesalers, which in turn, provide the products to their associated retail customers. Arrangements with wholesalers are subject to customary terms and conditions evidenced by signed contractual arrangements. The use of wholesalers is a customary point of sale business practice in Japan for which many companies across multiple industries participate.

Makita recognizes revenue to its wholesale customers upon shipment. Makita believes recognition of revenue at this point is appropriate because (i) the title and risk of loss passes to the wholesaler upon shipment of a product to the wholesaler; (ii) Makita is not contractually obligated nor has Makita accepted returns of the product historically from the wholesaler other than in the event of product defect; (iii) payment terms are established consistent with Makita's normal payment terms for all other customers; (iv) payment terms are not linked contractually nor practically to the payment of the wholesalers invoices by its retail customers and; (v) sales incentives are offered directly to wholesalers under terms and conditions similar to arrangements offered to other customers and are in no way established to provide relief in lieu of returned products.

Furthermore, Makita periodically reviews readily available financial statements and other market data on certain of its wholesale customers in order to assess their overall financial viability for the purposes of establishing credit limits. Within Japan, the Company also requires on average, two months worth of estimated sales be held in the form of cash collateral with an independent third party or that the Company be granted a security interest in the wholesaler's assets of an equivalent value.

Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertisings and cash discounts, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9 ("EITF 01-9"), "Accounting for Consideration by a Vendor to a Customer (including a Reseller of vendor's product)."

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of one year or less. Liabilities for volume-based rebates are recognized with a corresponding reduction of revenue for the expected sales incentive at the time the related revenue is recognized, and are based on the estimation of sales volume reflecting the historical performance of individual customers.

Cooperative advertisings are provided to certain customers as contribution or sponsored fund for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized based on Makita's ability to reliably estimate such future discounts to be taken. Cash discounts are substantially all taken within 30 days following the date of sale. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trend.

When repairs are made and charged to customers, the revenue from this source is recognized when the repairs have been completed and the item is shipped to the customer.

(t) New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the year ended March 31, 2007. Makita does not expect the adoption of SFAS No. 151 will have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Non-monetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2006. Makita does not expect the adoption of SFAS No. 153 will have a material impact on its consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3,"Reporting Accounting Changes in Interim Financial Statements," and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005

In June 2005, the FASB issued FASB Staff Position (FSP) FAS 143-1, "Accounting for Electronic Equipment Waste Obligations" ("FSP 143-1"). FSP 143-1 provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the "Directive"), adopted by the European Union ("EU"). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive's adoption into law by the applicable EU member countries. Makita does not expect the adoption of FSP 143-1 will have a material impact on its consolidated results of operations and financial condition.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. Makita does not expect the adoption of FSP 115-1will have a material impact on its consolidated results of operations and financial condition.

(u) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the presentation used for the year ended March 31, 2006.

4. TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of readers, the accompanying consolidated financial statement amounts for the year ended March 31, 2006, are also presented in U.S. Dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥117 to US$1 at March 31, 2006. This translation should not be construed as a representation that the amounts shown could be or could have been converted into United States dollars at the rate.

5. INVENTORIES

Inventories as of March 31, 2005 and 2006 comprised the following:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Finished goods	¥53,425	¥64,121	$ 548,043
Work in process	1,844	2,338	19,983
Raw materials	10,734	13,362	114,205
	¥66,003	¥79,821	$ 682,231

6. IMPAIRMENT OF LONG LIVED ASSETS

In December 2003, in connection with the ongoing strategic revenue growth and cost cutting initiatives, specifically including an evaluation of its corporate wide marketing, promotional activities, the cost benefit relationship therefrom, and the continued rationalization of certain personnel related costs, Makita made a decision to no longer consider a golf course owned by a consolidated subsidiary, Joyama Kaihatsu, Ltd., as a corporate asset and to curtail utilizing such golf course for promotional, entertainment and employee welfare purposes. As a result of this decision, Makita performed an impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge of ¥ 5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis.
On May 7, 2005, the Nagoya District Court confirmed a civil rehabilitation plan for Joyama Kaihatsu, Ltd. On May 31, 2005, upon confirmation of the civil rehabilitation plan, Makita transfered its ownership interests in Joyama Kaihatsu, Ltd., to a third party. In connection with this ownership transfer, Makita recorded a gain on sale of the golf course of ¥ 8,479 million including the release from its obligation for club membership deposits of ¥ 6,461 million in the consolidated income statement in the year ended March 31, 2006.

During the year ended March 31, 2004, Makita made a decision to sell a part of its production facility in the United Kingdom rather than holding it for future use. As a result of this decision, Makita recorded an impairment charge of ¥243 million, based on the expected sales value less cost to sell the facility.

The Company, as part of its facilities integration and cost cutting plans, decided to vacate a certain research and development facility in Japan and a related administrative facility during the year ended March 31, 2004, and a certain information technology facility (collectively the "Facility") during the year ended March 31, 2005. The Company intends to continue to hold the Facility as is for the foreseeable future considering the expected difficulty in identifying a buyer with operating plans commensurating with the present zoning requirements. As discussed above, the Facility was principally used as a research and development facility and provides training and information technology services. The current zoning regulations require that the buyer utilize the Facility on a substantially same basis. Therefore, the combination of the limitations imposed by the zoning rules and the fact that the Facility is located in a rural, non industrial section of Japan has caused management to determine that the recoverable value on an as-is basis will most likely be limited to the estimated fair value of the land.

As a result of the decision to vacate the Facility, the Company performed an impairment assessment pursuant to the provisions of SFAS No. 144 and recorded an impairment charge of ¥1,541 million and ¥577 million for the years ended March 31, 2004 and 2005, respectively. This impairment charge reduced the carrying value of the administrative facility to its estimated fair value of ¥316 million in the year ended March 31, 2004 and the technology facility to ¥196 million in the year ended March 31, 2005. The estimated fair value of ¥316 million and ¥196 million represents the fair value of the land as determined by a third party appraiser considering the estimated net cash flows from effecting the sale to a third party purchaser. The carrying value of the building has been reduced to zero on the basis that the Company anticipates no future use from the Facility and the expectation of realizing only the value of the land upon sale. Presently, the Company has not decided how and when to dispose of the Facility. In addition, the Company currently has no plans regarding the use of the vacated Facility and as a result, the Company does not expect any future cash flows from the Facility.

7. MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2005 and 2006, were as follows:

	Yen (millions)				
		Gross Unrealized Holding			
As of March 31, 2005	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Japanese and foreign government debt securities	¥ 100	¥ 1	¥ –	¥ 101	¥ 101
Corporate and bank debt securities	5,580	151	1	5,730	5,730
Investments in trusts	48,391	1,098	14	49,475	49,475
Marketable equity securities	1,403	1,129	–	2,532	2,532
	¥ 55,474	¥ 2,379	¥ 15	¥ 57,838	¥ 57,838
Investment securities:					
Corporate and bank debt securities	¥ 1,594	¥ 20	¥ –	¥ 1,614	¥ 1,614
Investments in trusts	645	94	–	739	739
Marketable equity securities	7,837	9,481	7	17,311	17,311
Non-marketable equity securities (carried at cost)	590	–	–	590	590
	¥ 10,666	¥ 9,595	¥ 7	¥ 20,254	¥ 20,254
Held-to-maturity:					
Marketable securities:					
Japanese corporate debt securities	¥ 100	¥ –	¥ –	¥ 100	¥ 100
	¥ 100	¥ –	¥ –	¥ 100	¥ 100
Investment securities:					
Japanese government debt securities	¥ 300	¥ 2	¥ –	¥ 302	¥ 300
Japanese corporate debt securities	1,552	2	5	1,549	1,552
	¥ 1,852	¥ 4	¥ 5	¥ 1,851	¥ 1,852
Total marketable securities	¥ 55,574	¥ 2,379	¥ 15	¥ 57,938	¥ 57,938
Total investment securities	¥ 12,518	¥ 9,599	¥ 12	¥ 22,105	¥ 22,106

As of March 31, 2006	Yen (millions) Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Japanese and foreign government debt securities	¥ 1	¥ –	¥ –	¥ 1	¥ 1
Corporate and bank debt securities	4,376	77	78	4,375	4,375
Investments in trusts	36,874	1,691	57	38,508	38,508
Marketable equity securities	1,496	2,093	–	3,589	3,589
	¥ 42,747	¥ 3,861	¥ 135	¥ 46,473	¥ 46,473
Investment securities:					
Corporate and bank debt securities	¥ 42	¥ –	¥ –	¥ 42	¥ 42
Investments in trusts	666	109	–	775	775
Marketable equity securities	10,334	16,466	–	26,800	26,800
Non-marketable equity securities (carried at cost)	572	–	–	572	572
	¥ 11,614	¥ 16,575	¥ –	¥ 28,189	¥ 28,189
Held-to-maturity:					
Marketable securities:					
Japanese corporate debt securities	¥ 1,300	¥ –	¥ –	¥ 1,300	¥ 1,300
	¥ 1,300	–	–	1,300	1,300
Investment securities:					
Japanese government debt securities	¥ 300	¥ –	¥ 3	¥ 297	¥ 300
Japanese corporate debt securities	1,950	–	122	1,828	1,950
	¥ 2,250	¥ –	¥ 125	¥ 2,125	¥ 2,250
Total marketable securities	¥ 44,047	¥ 3,861	¥ 135	¥ 47,773	¥ 47,773
Total investment securities	¥ 13,864	¥ 16,575	¥ 125	¥ 30,314	¥ 30,439

As of March 31, 2006	U.S. Dollars (thousands)				
		Gross Unrealized Holding			
	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Japanese and foreign government debt securities	$ 9	$ –	$ –	$ 9	$ 9
Corporate and bank debt securities	37,402	658	667	37,393	37,393
Investments in trusts	315,162	14,453	487	329,128	329,128
Marketable equity securities	12,786	17,889	–	30,675	30,675
	$ 365,359	$ 33,000	$ 1,154	$ 397,205	$ 397,205
Investment securities:					
Corporate and bank debt securities	$ 358	$ –	$ –	$ 358	$ 358
Investments in trusts	5,692	932	–	6,624	6,624
Marketable equity securities	88,325	140,735	–	229,060	229,060
Non-marketable equity securities (carried at cost)	4,889	–	–	4,889	4,889
	$ 99,264	$ 141,667	$ –	$ 240,931	$ 240,931
Held-to-maturity:					
Marketable securities:					
Japanese corporate debt securities	$ 11,111	$ –	$ –	$ 11,111	$ 11,111
	$ 11,111	$ –	$ –	$ 11,111	$ 11,111
Investment securities:					
Japanese government debt securities	$ 2,564	$ –	$ 25	$ 2,539	$ 2,564
Japanese corporate debt securities	16,667	–	1,043	15,624	16,667
	$ 19,231	$ –	$ 1,068	$ 18,163	$ 19,231
Total marketable securities	$ 376,470	$ 33,000	$ 1,154	$ 408,316	$ 408,316
Total investment securities	$ 118,495	$ 141,667	$ 1,068	$ 259,094	$ 260,162

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2005 and 2006, each fund consisted of marketable equity securities and interest-bearing bonds.

The following table shows our investments' gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006.

	Yen (millions)			
	Less than 12 months		12 months or more	
As of March 31, 2006	Fair value	Gross Unrealized Holding Losses	Fair value	Gross Unrealized Holding Losses
Available-for-sale:				
Marketable securities:				
Corporate and bank debt securities	¥ 1,374	¥ 78	¥ –	¥ –
Investments in trusts	3,792	57	–	–
	¥ 5,166	¥ 135	¥ –	¥ –
Held-to-maturity:				
Investment securities				
Japanese government debt securities:	297	3	–	–
Japanese corporate debt securities:	¥ 1,828	¥ 122	¥ –	¥ –
	¥ 2,125	¥ 125	¥ –	¥ –

	U.S. Dollars (thousands)			
	Less than 12 months		12 months or more	
As of March 31, 2006	Fair value	Gross Unrealized Holding Losses	Fair value	Gross Unrealized Holding Losses
Available-for-sale:				
Marketable securities:				
Corporate and bank debt securities	$ 11,744	$ 667	$ –	$ –
Investments in trusts	32,410	487	–	–
	$ 44,154	$ 1,154	$ –	$ –
Held-to-maturity:				
Investment securities				
Japanese government debt securities:	2,539	25	–	–
Japanese corporate debt securities:	$ 15,624	$ 1,043	$ –	$ –
	$ 18,163	$ 1,068	$ –	$ –

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2006, regardless of their balance sheet classification, were as follows:

Maturities of debt securities based on Cost as of March 31, 2006

	Yen (millions)			U.S.Dollars (thousands)		
	Available-for-sale	Held-to-maturity	Total	Available-for-sale	Held-to-maturity	Total
Due within one year	¥ 2,925	¥ 1,300	¥ 4,225	$ 25,000	$ 11,111	$ 36,111
Due after one to five years	30	1,650	1,680	256	14,103	14,359
Due after five to ten years	100	600	700	855	5,128	5,983
Due after ten years	1,364	–	1,364	11,658	–	11,658
Total	¥ 4,419	¥ 3,550	¥ 7,969	$ 37,769	$ 30,342	$ 68,111

Maturities of debt securities based on Fair Value as of March 31, 2006

	Yen (millions)			U.S.Dollars (thousands)		
	Available-for-sale	Held-to-maturity	Total	Available-for-sale	Held-to-maturity	Total
Due within one year	¥ 3,002	¥ 1,300	¥ 4,302	$ 25,658	$ 11,111	$ 36,769
Due after one to five years	30	1,631	1,661	256	13,940	14,196
Due after five to ten years	94	494	588	803	4,223	5,026
Due after ten years	1,292	–	1,292	11,043	–	11,043
Total	¥ 4,418	¥ 3,425	¥ 7,843	$ 37,760	$ 29,274	$ 67,034

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2004, 2005 and 2006 amounted to ¥862 million and ¥543 million and ¥437 million ($3,736 thousand), respectively. Effective October 1, 2005, UJF Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., completed a merge in which, the shares of common stock owned by the Company in UFJ Holdings were exchanged for shares of common stock of the newly merged entity, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this merger and common share exchange, the Company realized a gain on securities of ¥2,528 million ($21,606 thousand) for the year ended March 31, 2006. Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2004, 2005 and 2006 amounted to ¥307 million, ¥90 million and ¥47 million ($402 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥279 million, ¥82 million and ¥47 million ($402 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively. Proceeds from the sales and maturities of available-for-sale securities were ¥18,190 million, ¥14,672 million and ¥34,150 million ($291,880 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively. Proceeds from the held-to-maturity securities were ¥13,510 million and ¥200 million ($1,709 thousand) for the years ended March 31, 2005 and 2006, respectively.

8. Acquisitions

To strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corporation (the "Business") on January 1, 2006 for total cash consideration of ¥1,853 million ($15,838 thousand) including direct acquisition costs of which, ¥649 million was unpaid and included in other payables in the accompanying consolidated balance sheet at March 31, 2006 and which was paid in April 2006.

The Company used the purchase method of accounting to account for the acquisition of the Business. Accordingly, the financial position and the results of the operation of the Business are included in the accompanying consolidated financial statements from the acquisition date. The financial position and the results of the operation of the Business are included in the Japan segment in Note 19. The Company has allocated the purchase price based on the fair value of the tangible and intangible assets acquired and liabilities assumed. The excess of purchase price compared to the fair value of the net assets acquired (the "Goodwill") was ¥779 million ($6,658 thousand) as of March 31,2006. The Goodwill is deductible for Japanese tax purpose.

In connection with this acquisition, intangible assets of the Business comprised patents of ¥179 million ($1,530 thousand), which were estimated to have a remaining useful life of 8 years, and customer relationships of ¥135 million ($1,154 thousand), which were estimated to have a remaining useful life of 10 years. These assets were recorded and presented as other intangible assets, net in the accompanying consolidated balance sheets.

Had the operating result of the Business been included as if the transaction had been consummated on April 1, 2005, the pro forma operating results for the Company for the year ended March 31,2006 would not have been materially different.

9. INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
Income before income taxes:				
Domestic	¥ 3,237	¥ 15,837	¥ 26,895	$ 229,872
Foreign	12,933	16,781	22,248	190,154
	¥16,170	¥ 32,618	¥ 49,143	$ 420,026
Provision for income taxes:				
Current-				
Domestic	¥ 5,264	¥ 5,121	¥ 3,171	$ 27,103
Foreign	3,481	4,950	6,194	52,940
	8,745	10,071	9,365	80,043
Deferred-				
Domestic	26	589	(166)	(1,419)
Foreign	(292)	(178)	(467)	(3,991)
	(266)	411	(633)	(5,410)
Consolidated provision for income taxes	¥ 8,479	¥ 10,482	¥ 8,732	$ 74,633

Total income taxes were allocated as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
Provision for income taxes	¥ 8,479	¥ 10,482	¥ 8,732	$ 74,633
Shareholders' equity:				
Foreign currency translation adjustments	(458)	945	272	2,325
Net unrealized holding gains on available-for-sale securities	4,168	60	3,363	28,744
Minimum pension liability adjustment	4,392	3,403	1,360	11,623
	¥ 16,581	¥ 14,890	¥ 13,727	$ 117,325

As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred income tax assets and liabilities was reduced from 41.4% to 40.2% for the year ended March 31, 2003, and increased from 40.2% to 40.3% for the year ended March 31, 2004. The effect of this tax rate change for the year ended March 31, 2004 was an ¥11 million increase to total tax expense. For the years ended March 31, 2005 and 2006, residual tax effects of ¥168 million and ¥336 million ($2,872 thousand) previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment.

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2005 and 2006.

A reconciliation of the combined statutory income tax rates to the effective income tax rates is as follows:

	Year ended March 31,		
	2004	2005	2006
Combined statutory income tax rate in Japan	41.4 %	40.3 %	40.3 %
Non-deductible expenses	0.6	0.6	0.6
Non-taxable dividends received	(0.2)	(0.1)	(0.2)
Change in valuation allowance	15.3	(2.1)	(11.3)
Impact of advance pricing agreement finalization	(1.3)	–	–
Effect of changes in enacted tax rate	0.1	(0.5)	(0.7)
Tax sparing impact	(1.8)	(5.5)	(3.5)
Effect of the foreign tax rate differential	(1.3)	(2.8)	(6.7)
Other, net	(0.4)	2.2	(0.7)
Effective income tax rate	52.4 %	32.1 %	17.8 %

According to the provisions of the tax treaties which have been concluded between Japan and 15 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 15 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. The Company applied such "tax sparing" mainly to China with the indicated tax reduction effect. The effect of the "tax sparing" resulted in decrease of tax expense by ¥292 million or 1.8%, ¥1,790 million or 5.5% and ¥1,706 million or 3.5% ($14,701 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

The net change in the total valuation allowance for the year ended March 31, 2004, was an increase of ¥2,134 million, which was mainly caused by 100% valuation allowance against deferred income tax assets on the impairment loss on long-lived assets of the subsidiary that operates a golf course in Japan. This increase in valuation allowance, offset by a decrease due to the tax sparing and other miscellaneous adjustments, had the effect of increasing Makita's effective tax rate by 11.0% to the effective tax rate of 52.4% from the statutory tax rate of 41.4% for the year ended March 31, 2004. The net change in the total valuation allowance for the year ended March 31, 2005, was a decrease of ¥617 million, which was mainly caused by a decrease in net operating losses carry forwards of certain consolidated subsidiaries. In addition to this decrease in valuation allowance, a decrease in tax sparing and other miscellaneous adjustments had the affect of decreasing Makita's effective tax rate by 8.2% to the effective tax rate of 32.1% from the statutory tax rate of 40.3% for the year ended March 31, 2005.
In 2006, following the completion of the civil rehabilitation proceedings and the sale of the golf course business, previously unrecognized deferred tax asset were realized in connection with the gain on sale of golf course business and the related valuation allowance of ¥ 5,782 million ($48,957 thousand) was reversed. Makita also provided a valuation allowance of ¥ 402 million ($3,436 thousand) against deferred tax assets that existed at the beginning of the year because it was determined that such assets were not more likely than not to be realized in future years. As a consequence, the net change in the total valuation allowance for the year ended March 31, 2006 was a decrease of ¥5,238 million ($ 44,769 thousand), net of effect of translation, resulting in a reduction of income tax expense. This decrease in valuation allowance as well as a decrease due to the tax sparing and other miscellaneous adjustments had affect of decreasing Makita's effective tax rate by 22.5% to the effective rate of 17.8% from the statutory tax rate of 40.3% for the year ended March 31, 2006.

The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
Deferred tax expense (exclusinve of the effects of other components below)	¥ (282)	¥ 619	¥ (1,035)	$ (8,846)
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	16	–	–	–
Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	–	(208)	402	3,436
	¥ (266)	¥ 411	¥ (633)	$ (5,410)

Significant components of deferred income tax assets and liabilities as of March 31, 2005 and 2006, were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Deferred income tax assets:			
Marketable securities and investment securities	¥ 2,432	¥ 1,071	$ 9,154
Accrued retirement and termination benefits and other accrued expenses	407	256	2,188
Minimum pension liability	1,193	170	1,453
Inventories	1,331	1,764	15,077
Property, plant and equipment	7,647	1,750	14,957
Accrued payroll	1,951	1,989	17,000
Net operating loss carryforwards	854	868	7,419
Other	949	1,153	9,855
Total gross deferred income tax assets	16,764	9,021	77,103
Valuation allowance	(8,211)	(2,973)	(25,410)
	¥ 8,553	¥ 6,048	$ 51,693
Deferred income tax liabilities:			
Undistributed earnings of overseas subsidiaries	¥ (3,128)	¥ (791)	$ (6,761)
Unrealized gain on available-for-sale securities	(4,817)	(8,181)	(69,923)
Property, plant and equipment	(942)	(809)	(6,915)
Other	(101)	(7)	(59)
Total gross deferred income tax liabilities	¥ (8,988)	¥ (9,788)	$ (83,658)
Net deferred income tax liabilities	¥ (435)	¥ (3,740)	$ (31,965)

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Deferred income taxes			
Current assets	¥ 3,831	¥ 3,661	$ 31,291
Investment and other assets	390	698	5,966
Current liabilities	(118)	(176)	(1,504)
Long-term liabilities	(4,538)	(7,923)	(67,718)
	¥ (435)	¥ (3,740)	$ (31,965)

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards are utilized. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax assets realizable, however, would be reduced if estimates of future taxable income during the carryforward period were not achieved. The valuation allowance principally relates to the tax effects of net operating losses recorded by certain subsidiaries.

As of March 31, 2006, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥1,827 million ($15,615 thousand) which are available to reduce future income taxes. The net operating losses will expire as follows:

	Yen (millions)	U.S. Dollars (thousands)
Within 5 years	¥ 425	$ 3,632
6 to 20 years	–	–
Indefinite periods	1,402	11,983
	¥ 1,827	$ 15,615

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥44,524 million ($380,547 thousand) as of March 31, 2006 because Makita considers these earnings to be permanently reinvested, and calculation of the unrecognized deferred tax liabilities is not practicable.

10. RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees benefit plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic contributory plan covers substantially all of the employees of the Company.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement.

Until June, 2004, the domestic contributory plan was composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government (similar to social security benefits in the United States). The Company has been exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan are invested and managed as a single portfolio for the entire domestic contributory plan and are not separately attributed to the substitutional and corporate portions. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer is required to make periodic contributions to the Japanese Pension Insurance program, and the Japanese government is responsible for all benefit payments. The corporate portion of the domestic contributory plan continues to exist exclusively as a corporate defined benefit pension plan. The Company accounted for the transfer in accordance with EITF 03-02, "Accounting for the Transfer to the

Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." As specified in EITF 03-02, the entire separation process is accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The aggregate effect of this separation was determined based on the Company's pension benefit obligation as of the date the transfer was completed based on the determination of plan assets required to be transferred.

The Company received an approval of exemption from the Minister of Health, Labor and Welfare in January 2003, from the obligation for benefits related to future employee service with respect to the substitutional portion of its domestic contributory plan. The Company received government approval of exemption from the obligation for benefits related to past employee service in April 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer to the government was completed on June 28, 2004.

As a result of the transfer, the Company recognized a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed "settled" with the Japanese government and the assets required to be transferred to the government in the amount of ¥ 9,128 million in the first fiscal quarter ended June 30, 2004. In addition, the Company recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee's pension fund obligation immediately prior to the settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain or loss immediately prior to the settlement, which amounted to ¥ 4,687 million. This resulting net gain of ¥4,441 million is included in operating income for the year ended March 31, 2005.

Effective April 1, 2004, the Company's employee pension plan was amended by a new defined benefit plan that provides benefits based on length of service and other factors in a manner similar to the predecessor defined benefit plan, however, at a reduced rate. The reduction in the pension benefit obligation as of the effective date in the amount of ¥3,089 million was accounted for as a negative plan amendment and is included in prior service cost which are being amortized into net periodic pension costs over the weighted average remaining service period of the plan participants.

The net periodic pension costs (benefit) of the defined benefit plans for the years ended March 31, 2004, 2005 and 2006 consisted of the following components:

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
Service cost-benefit earned during the year	¥1,671	¥ 1,332	¥ 1,565	$ 13,376
Interest cost on projected benefit obligation	1,225	852	776	6,632
Expected return on plan assets	(643)	(590)	(635)	(5,427)
Amortization of prior service cost	14	(176)	(153)	(1,308)
Recognized actuarial loss	975	518	482	4,120
Net gain resulting from transfer to the government of the substitutional portion of pension plan	–	(4,441)	–	–
Net periodic pension costs (benefit)	¥3,242	¥(2,505)	¥ 2,035	$ 17,393

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 54,899	¥ 35,853	$ 306,436
Service cost	1,332	1,565	13,376
Interest cost	852	776	6,632
Employees' contributions	25	27	231
Plan amendments	(3,089)	–	–
Curtailment	–	(32)	(274)
Actuarial losses	(120)	(239)	(2,042)
Transfer to the government of the substitutional portion of pension plan	(17,276)	–	–
Business acquired	–	530	4,530
Benefits paid	(938)	(1,027)	(8,778)
Foreign exchange impact	168	127	1,086
Benefit obligation at end of year	35,853	37,580	321,197
Change in plan assets:			
Fair value of plan assets at beginning of year	32,981	28,289	241,786
Actual return on plan assets	836	5,099	43,581
Employer contributions	2,354	2,265	19,359
Employees' contributions	25	27	231
Transfer to the government of the substitutional portion of pension plan	(7,082)	–	–
Business acquired	–	131	1,120
Benefits paid	(843)	(926)	(7,915)
Foreign exchange impact	18	37	317
Fair value of plan assets at end of year	28,289	34,922	298,479
Funded status	(7,564)	(2,658)	(22,718)
Unrecognized net actuarial loss	11,051	5,867	50,145
Prior service cost not yet recognized in net periodic benefit cost	(3,357)	(3,141)	(26,846)
Unrecognized net transition obligation being recognized over 19 years	139	78	667
Net amount recognized	¥ 269	¥ 146	$ 1,248
Amounts recognized in the consolidated balance sheets consisted of;			
Accrued benefit cost	¥ (5,126)	¥ (2,901)	$ (24,795)
Prepaid benefit cost	2,399	2,599	22,214
Intangible assets	23	–	–
Accumulated other comprehensive loss, before income taxes	2,973	448	3,829
Net amount recognized	¥ 269	¥ 146	$ 1,248

Measurement date

The Company uses a December 31 measurement date for the majority of its plans.

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2006, were as follows:

	2005	2006
Discount rate	2.2 %	2.2 %
The assumed rate of increase in future compensation levels	3.3 %	3.3 %

The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2006, were as follows:

	2004	2005	2006
Discount rate	2.1 %	2.2 %	2.2 %
Assumed rate of increase in future compensation levels	2.3 %	2.3 %	3.3 %
Expected long-term rate of return on plan assets	2.0 %	2.1 %	2.3 %

Makita determines the discount rate based on long-term high quality fixed income debt securities that have the same maturity period as the period over which pension benefits are expected to be settled. In addition, Makita also takes into account estimates with respect to future changes that are expected by management in the interest rates on its debt securities when determining the discount rate.

Makita determines the expected long-term rate of return on plan assets based on the expected long-term return of the various asset categories in which the plan invests considering the current expectations for future returns and actual historical returns.

Plan Assets

The benefit plan weighted-average asset allocations at March 31, 2005, and 2006, by asset category were as follows:

Asset Category	2005	2006
Equity securities	43.9 %	54.6 %
Debt securities	36.6	30.8
Real estate	4.5	1.2
Life insurance company general accounts	11.8	9.7
Other	3.2	3.7
	100.0 %	100.0 %

Makita's funding policy is to contribute monthly the amounts which would provide sufficient assets for future payments of pension benefits. The plans' assets are invested primarily in interest-bearing securities and marketable equity securities.

The mix of equity securities and debt securities is determined after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield.

Equity securities include common stock of Makita in the amount of ¥4 million ($34 thousand) at March 31, 2006.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Projected benefit obligation	¥35,401	¥ 2,548	$ 21,778
Accumulated benefit obligation	30,564	2,464	21,060
Fair value of plan assets	28,289	328	2,803
An accumulated benefit obligation in excess of plan assets	2,275	2,136	18,257

Cash flows

Contributions

Makita expects to contribute ¥3,101 million ($26,504 thousand) to its domestic and foreign defined benefit plan in the year ending March 31, 2007.

Estimated future benefit payments

The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending March 31,	Yen (millions)	U.S. Dollars (thousands)
2007	¥ 1,369	$ 11,701
2008	1,960	16,752
2009	1,937	16,556
2010	1,851	15,821
2011	1,906	16,291
2012-2016	9,019	77,085

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥249 million, ¥227 million and ¥216 million ($1,846 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors was ¥477 million and ¥490 million as of March 31, 2005 and 2006, respectively, and is included in other liabilities in the accompanying balance sheets. The payment to the Directors and the Statutory Auditors are subject to shareholders approval.

11. SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2005 and 2006, short-term borrowings consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Bank borrowings	¥ 1,968	¥ 1,638	$ 14,000
Current maturities of long-term indebtedness	7,092	90	769
Total	¥ 9,060	¥ 1,728	$ 14,769

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥1,968 million and ¥1,638 million ($14,000 thousand) as of March 31, 2005 and 2006, respectively, consisted primarily of bank borrowings denominated in foreign currencies by overseas subsidiaries. As of March 31, 2005 and 2006, the weighted average interest rate on the borrowings was 6.1% and 9.8%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥21,509 million and ¥22,208 million ($189,812 thousand) as of March 31, 2005 and 2006, respectively.

As of March 31, 2005 and 2006, long-term indebtedness consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
3.3% (weighted average rate) unsecured loans from banks and insurance companies in yen, due September and November 2005	¥ 6,205	¥ –	$ –
0.6% (weighted average rate) unsecured loans from Japanese companies, due May 2005	800	–	–
Capital lease obligations (see Note 3(g))	175	194	1,658
Total	7,180	194	1,658
Less- Current maturities included in short-term borrowings	(7,092)	(90)	(769)
	¥ 88	¥ 104	$ 889

In accordance with SFAS No. 133, changes in fair values of fixed rate long-term indebtedness, amounting to ¥205 million as of March 31, 2005, which are effectively hedged by using derivative instruments, are reflected in the carrying value of long-term indebtedness in the accompanying consolidated balance sheets. During the year ended March 31, 2006, the long-term indebtedness was redeemed and therefore no interest rate swaps were outstanding at March 31, 2006. There were no covenants or cross default provisions under the Company's financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2006 are as summarized below:

Year ending March 31,	Yen (millions)	U.S. Dollars (thousands)
2007	¥ 90	$ 769
2008	37	316
2009	27	231
2010	20	171
2011	11	94
2012 and thereafter	9	77
	¥ 194	$ 1,658

12. CLUB MEMBERS' DEPOSITS

Makita's club members' deposits as of March 31, 2005, consisted of deposits from individuals who were members of the Castle Hill Country Club, owned and operated by Joyama Kaihatsu Ltd., a subsidiary of the Company. On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for Joyama Kaihatsu, Ltd., including its repayment obligation of the club members' deposits and such plan was confirmed on May 7, 2005. On May 31, 2005, Makita transferred its ownership interests in Joyama Kaihatsu, Ltd., to a third party. In connection with the ownership transfer, Makita paid ¥6,375 million ($54,487 thousand), and was released from its obligation for club member deposits of ¥6,461 million ($55,222 thousand) in the year ended March 31, 2006. Please see Note 6.

13. *SHAREHOLDERS' EQUITY*

The Japanese Commercial Code ("the Code") provides that an amount equal to at least 10% of cash dividends and other distributions from retained earning paid by the Company be appropriate as a legal reserve. No further appropriation is required when the total amount of the legal reserve and additional paid-in capital equals 25% of common stock. The Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Legal reserves as of March 31, 2005 and 2006 were ¥5,669 million ($48,453 thousand), and were restricted from being used as dividends. Further, the Code provides that at least one-half of the proceeds from shares issued be included in common stock.

On June 29, 2004, the shareholders of the Company resolved to amend the Company's Articles of Incorporation to permit the Company's Board of Directors to authorize a repurchase of the Company's shares of common stock. At the Board of Directors' meeting held on February 17, 2006, the Company decided to retire treasury stock pursuant to the provisions of Article 212 of the Code. 4,000,000 shares of treasury stock were retired during the fiscal year ended March 31, 2006.

The Code provides that cash dividends may be approved semiannually by the resolution of the annual general shareholders' meeting after the end of each fiscal year or by the declaration of the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each fiscal year or interim six-month period. At the general meeting to be held on June 29, 2006, the shareholders will be asked to approve the declaration of a cash dividend (¥38 per share) on the common stock totaling 5,461 million ($46,675 thousand), which will be paid to shareholders of record as of March 31, 2006. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2006.

The amount of retained earnings legally available for dividend distribution is that recorded in the Company's non-consolidated books and amounted to ¥122,972 million ($1,051,043 thousand) as of March 31, 2006.

The Corporate Act, which has been in force since May 1, 2006 ("the Act"), requires a company to obtain the approval of shareholders for transferring on amount between capital and additional paid-in capital. The Act also permits a company to transfer an amount of capital or additional paid-in capital to legal reserve or retained earnings mainly upon approval of shareholders.

14. OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2004, 2005 and 2006, was as follows:

	Yen (millions)			U.S.Dollars (thousands)
	2004	2005	2006	2006
Foreign currency translation adjustments:				
Beginning balance	¥ (13,022)	¥ (17,582)	¥ (14,486)	$ (123,812)
Adjustments for the year	(4,560)	3,096	8,443	72,162
Ending balance	¥ (17,582)	¥ (14,486)	¥ (6,043)	$ (51,650)
Net unrealized holding gains on available-for-sale securities:				
Beginning balance	¥ 478	¥ 6,592	¥ 6,680	$ 57,094
Adjustments for the year	6,114	88	4,986	42,615
Ending balance	¥ 6,592	¥ 6,680	¥ 11,666	$ 99,709
Minimum pension liability adjustment:				
Beginning balance	¥ (12,590)	¥ (6,058)	¥ (1,443)	$ (12,333)
Adjustments for the year	6,532	4,615	1,165	9,958
Ending balance	¥ (6,058)	¥ (1,443)	¥ (278)	$ (2,375)
Total accumulated comprehensive income (loss):				
Beginning balance	¥ (25,134)	¥ (17,048)	¥ (9,249)	$ (79,051)
Adjustments for the year	8,086	7,799	14,594	124,735
Ending balance	¥ (17,048)	¥ (9,249)	¥ 5,345	$ 45,684

Tax effects allocated to each component of other comprehensive income (loss) and adjustments were as follows:

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2004			
Foreign currency translation adjustment	¥ (5,018)	¥ 458	¥ (4,560)
Unrealized gains on available-for-sale securities:			
Unrealized holding gains arising during the year	10,837	(4,393)	6,444
Less- Reclassification adjustment for gains realized in net income	(555)	225	(330)
Net unrealized gains	10,282	(4,168)	6,114
Minimum pension liability adjustment	10,924	(4,392)	6,532
Other comprehensive income	¥ 16,188	¥ (8,102)	¥ 8,086

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2005			
Foreign currency translation adjustment	¥ 4,041	¥ (945)	¥ 3,096
Unrealized gains on available-for-sale securities:			
Unrealized holding gains arising during the year	601	(243)	358
Less- Reclassification adjustment for gains realized in net income	(453)	183	(270)
Net unrealized gains	148	(60)	88
Minimum pension liability adjustment	8,018	(3,403)	4,615
Other comprehensive income	¥ 12,207	¥ (4,408)	¥ 7,799

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2006			
Foreign currency translation adjustment	¥ 8,715	¥ (272)	¥ 8,443
Unrealized gains on available-for-sale securities:			
Unrealized holding gains arising during the year	11,267	(4,539)	6,728
Less- Reclassification adjustment for gains realized in net income	(2,918)	1,176	(1,742)
Net unrealized gains	8,349	(3,363)	4,986
Minimum pension liability adjustment	2,525	(1,360)	1,165
Other comprehensive income	¥ 19,589	¥ (4,995)	¥ 14,594

As of March 31, 2006	U.S. Dollars (thousands) Pretax amount	Tax benefit (expense)	Net of tax amount
Foreign currency translation adjustment	$ 74,487	$ (2,325)	$ 72,162
Unrealized gains on available-for-sale securities:			
Unrealized holding gains arising during the year	96,299	(38,795)	57,504
Less- Reclassification adjustment for gains realized in net income	(24,940)	10,051	(14,889)
Net unrealized gains	71,359	(28,744)	42,615
Minimum pension liability adjustment	21,581	(11,623)	9,958
Other comprehensive income	$ 167,427	$ (42,692)	$ 124,735

15. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share computations is as follows:

Numerator	Yen (millions) 2004	2005	2006	U.S. Dollars (thousands) 2006
Net income available to common share holders – Basic	¥ 7,691	¥ 22,136	¥ 40,411	$ 345,393
Effect of dilutive common shares:				
1.5% unsecured convertible bonds, due March, 2005	119	117	–	–
Net income available to common share holders– Diluted	¥ 7,810	¥ 22,253	¥ 40,411	$ 345,393

Denominator	Number of shares 2004	2005	2006
Weighted average common shares outstanding – Basic	144,682,696	143,844,383	143,736,927
Dilutive effect of:			
1.5% unsecured convertible bonds, due and fully repaid in March, 2005	5,749,811	5,748,927	–
Weighted average common shares outstanding – Diluted	150,432,507	149,593,310	143,736,927

	Yen 2004	2005	2006	U.S. Dollars 2006
Earnings per share:				
Basic	¥ 53.2	¥ 153.9	¥ 281.1	$ 2.40
Diluted	51.9	148.8	281.1	2.40

16. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2006, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥14 million ($120 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company's obligations under the guarantees described above as of March 31, 2006, was insignificant.

Makita was contingently liable for trade notes receivable discounted with banks of ¥653 million ($5,581 thousand) as of March 31, 2006 in the event notes issuers are not able to fulfill their payment obligations. The fair value of the liabilities for the Company's obligations described above as of March 31, 2006, was insignificant.

Makita's purchase obligations, mainly for raw materials, were ¥ 6,373 million ($54,470 thousand) as of March 31, 2006.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita's consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥1,745 million, ¥1,796 million and ¥1,714 million ($14,650 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2004, 2005 and 2006, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2006, were as follows:

Year ending March 31,	Yen (millions)	U.S. Dollars (thousands)
2007	¥ 546	$ 4,667
2008	401	3,427
2009	275	2,350
2010	166	1,419
2011	86	735
2012 and thereafter	206	1,761
	¥ 1,680	$ 14,359

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2004, 2005 and 2006 is summarized as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2004	2005	2006	2006
Balance at beginning of year	¥ 693	¥ 667	¥ 804	$ 6,872
Addition	529	830	853	7,291
Utilization	(532)	(728)	(779)	(6,658)
Foreign exchange impact	(23)	35	50	427
Balance at end of year	¥ 667	¥ 804	¥ 928	$ 7,932

17. DERIVATIVES AND HEDGING ACTIVITIES

(a) Risk management policy

Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options and interest rate swaps utilized by the Company and certain of its consolidated subsidiaries to reduce these risks. Makita does not use derivative instruments for trading or speculation purpose.

Makita is also exposed to a risk of credit-related losses in the event of nonperformance by counter parties to the financial instrument contracts; however it is not expected that any counter parties will fail to meet their obligations, because the contracts are diversified among a number of major internationally recognized credit worthy financial institutions.

(b) Foreign currency exchange rate risk management

Makita operates internationally, giving rise to significant exposures to market risks from changes in foreign exchange rates, and enters into forward exchange contracts, currency swaps and currency options to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair values of these derivative instruments as of March 31, 2005 and 2006 of ¥30 million and ¥48 million ($410 thousand) were recorded as assets and ¥387 million and ¥258 million ($2,205thousand) in liabilities, respectively, and changes in their fair values for the years ended March 31, 2005 and 2006 amounting to a loss of ¥732 million and a gain of ¥147 million ($1,256 thousand), respectively, were recorded in exchange gains (losses) on foreign currency transactions.

(c) Interest rate risk management

Makita executes financing and investing activities through the Company and its financial subsidiary, Euro Makita Corporation B.V. ("EMC"). To manage the variability in the fair values of fixed rate long-term indebtedness, time deposit and fixed rate debt securities caused by fluctuations in interest rates, the Company and EMC enter into interest rate swaps as a fair value hedge.

As of March 31, 2005, EMC had interest rate swaps with a fair value of ¥205 million, which have been designated as fair value hedges of underlying long-term indebtedness with fixed interest rates and were recorded as current assets. Changes in fair values of both the hedging interest rate swaps and the underlying long-term indebtedness were recorded as equal and offsetting gains and losses in other income (expenses). There was no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2005, as the critical terms of the interest rate swaps match the terms of the hedged long-term indebtedness. During the year ended March 31, 2006, the long-term indebtedness was redeemed and therefore the fair value hedge interest rate swaps related to EMC were not outstanding at March 31, 2006.

The Company and EMC had interest rate swaps with a fair value of ¥7 million as of March 31, 2005, and the Company had interest rate swaps with a fair value of ¥5 million ($43 thousand) as of March 31, 2006. These interest swaps have been designated as fair value hedges of underlying time deposit and investment securities with fixed interest rates and were recorded as current liabilities. As the interest rate swaps do not meet hedge accounting criteria, the changes in fair value of the hedging interest rate swaps which amounted to a loss of ¥19 million and an gain of ¥2 million ($17 thousand) were recorded in earnings and classified in other income (expenses) for the years ended March 31, 2005 and 2006, respectively.

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and significant assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a fair value:

(a) *Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, Other payables, and Other Accrued Expenses*
The carrying amount approximates fair value because of the short maturities of those instruments.

(b) *Long-term Time Deposits*
The fair value is estimated by discounting future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.

(c) *Marketable Securities and Investment Securities*
The fair value of marketable securities is estimated based on quoted market prices. For other investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost. Non-marketable securities amounted to ¥590 million and ¥572 million ($4,889 thousand) as of as of March 31, 2005 and 2006, respectively.

(d) *Long-term Indebtedness*
The fair value of long-term indebtedness is present value of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturities.

(e) *Club Members' Deposits*
The fair value of club members' deposits is based on the latest actual transaction price or the present value of future cash flows.

(f) *Interest Rate Swap Agreements*
The fair values of interest rate swap agreements are based on the estimated amount that Makita would receive or pay to terminate the swap agreements which are based on quoted prices obtained from brokers.

(g) *Other Derivative Financial Instruments*
The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen (millions)				U.S. Dollars (thousands)	
	2005		2006		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities	¥ 57,938	¥ 57,938	¥ 47,773	¥ 47,773	$ 408,316	$ 408,316
Investment securities	22,106	22,105	30,439	30,314	260,162	259,094
Long-term time deposits	2,322	2,316	2,006	2,006	17,145	17,145
Long-term indebtedness including current maturities	(7,180)	(6,530)	(194)	(194)	(1,658)	(1,658)
Club members' deposits	(12,836)	(6,375)	–	–	–	–
Interest rate swap agreements:						
Assets	205	205	–	–	–	–
Liabilities	(7)	(7)	(5)	(5)	(43)	(43)
Foreign currency contracts:						
Assets	23	23	31	31	265	265
Liabilities	(160)	(160)	(101)	(101)	(863)	(863)
Currency swaps:						
Assets	5	5	17	17	145	145
Liabilities	(216)	(216)	(157)	(157)	(1,342)	(1,342)
Currency option contracts:						
Assets	2	2	–	–	–	–
Liabilities	(11)	(11)	–	–	–	–

(h) Limitation

The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and are matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19. OPERATING SEGMENT INFORMATION

The operating segments presented below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's chief operating decision maker. The Company's chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2004, 2005, 2006, Makita's operating structure included the following geographical operating segments: Japan Group, North America Group, Europe Group, Asia Group, and Other Group.

Makita evaluates the performance of each operating segment based on U.S. generally accepted accounting principles.

Segment Products and Services
Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2004

	Yen (millions)							
	Japan	North America	Europe	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 48,413	¥41,699	¥67,110	¥ 6,612	¥20,283	¥184,117	¥ –	¥ 184,117
Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	–
Total	¥ 89,046	¥45,677	¥71,836	¥28,976	¥20,406	¥255,941	¥ (71,824)	¥ 184,117
Operating expenses	¥ 87,594	¥44,958	¥64,358	¥26,048	¥19,061	¥242,019	¥ (72,598)	¥ 169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696
Long-lived assets	35,701	3,610	6,386	6,176	1,257	53,130	(165)	52,965
Identifiable assets	230,165	29,037	69,908	28,526	16,364	374,000	(95,884)	278,116
Depreciation and amortization	4,804	1,163	1,044	824	172	8,007	(44)	7,963
Capital expenditures	1,958	256	1,149	1,266	273	4,902	(408)	4,494

Year ended March 31, 2005

	Yen (millions)							
	Japan	North America	Europe	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 50,955	¥38,607	¥75,864	¥ 7,378	¥21,933	¥194,737	¥ –	¥ 194,737
Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	–
Total	¥ 98,741	¥42,190	¥81,666	¥42,315	¥22,101	¥287,013	¥ (92,276)	¥ 194,737
Operating expenses	¥ 82,826	¥40,580	¥71,541	¥37,389	¥21,146	¥253,482	¥ (90,143)	¥ 163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398
Long-lived assets	33,023	3,431	6,993	6,858	2,686	52,991	(167)	52,824
Identifiable assets	224,099	30,627	79,309	31,713	19,141	384,889	(94,985)	289,904
Depreciation and amortization	2,729	668	1,057	794	186	5,434	(53)	5,381
Capital expenditures	1,966	589	1,289	1,483	1,544	6,871	(216)	6,655

Year ended March 31, 2006

	Yen (millions)							
	Japan	North America	Europe	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 53,788	¥47,979	¥91,249	¥ 8,645	¥27,414	¥229,075	¥ –	¥ 229,075
Intersegment	57,826	4,321	6,306	43,979	181	112,613	(112,613)	–
Total	¥111,614	¥52,300	¥97,555	¥52,624	¥27,595	341,688	¥ (112,613)	¥ 229,075
Operating expenses	¥ 87,468	¥50,437	¥85,505	¥46,162	¥25,048	¥294,620	¥ (111,323)	¥ 183,297
Operating income	24,146	1,863	12,050	6,462	2,547	47,068	(1,290)	45,778
Long-lived assets	36,578	3,732	7,529	9,170	2,371	59,380	(177)	59,203
Identifiable assets	243,553	44,814	85,858	42,275	21,556	438,056	(112,018)	326,038
Depreciation and amortization	2,917	656	1,217	923	269	5,982	(60)	5,922
Capital expenditures	6,398	620	1,549	2,537	426	11,530	(147)	11,383

Year ended March 31, 2006

	U.S. Dollars (thousands)							
	Japan	North America	Europe	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	$ 459,726	$410,077	$779,906	$ 73,889	$234,308	$1,957,906	$ –	$ 1,957,906
Intersegment	494,239	36,932	53,897	375,889	1,547	962,504	(962,504)	–
Total	$ 953,965	$447,009	$833,803	$449,778	$235,855	$2,920,410	$ (962,504)	$ 1,957,906
Operating expenses	$ 747,589	$431,086	$730,811	$394,547	$214,086	$2,518,119	$ (951,478)	$ 1,566,641
Operating income	206,376	15,923	102,992	55,231	21,769	402,291	(11,026)	391,265
Long-lived assets	312,633	31,897	64,350	78,376	20,265	507,521	(1,512)	506,009
Identifiable assets	2,081,650	383,026	733,829	361,325	184,239	3,744,069	(957,419)	2,786,650
Depreciation and amortization	24,932	5,607	10,402	7,889	2,299	51,129	(514)	50,615
Capital expenditures	54,684	5,299	13,239	21,684	3,641	98,547	(1,256)	97,291

Long-lived assets shown above consist of property, plant and equipment.

Transfers between segments are made at estimated arm's-length prices. No single external customer accounted for 10% or more of Makita's net sales for each of the years ended March 31, 2004, 2005 and 2006.

Segment information is determined by the location of the Company and its relevant subsidiaries.

Makita's current revenues from external customers by each group of products are set forth below.

	(Yen millions, except for percentage amounts) Consolidated Net Sales by Product Categories Year ended March 31,						U.S. Dollars (thousands)
	2004		2005		2006		2006
Portable woodworking tools	¥ 34,452	18.7%	¥ 34,507	17.7%	¥ 37,890	16.5%	$ 323,846
Portable general purpose tools	98,176	53.3	105,736	54.3	128,215	56.0	1,095,855
Stationary woodworking machines	1,711	1.0	1,573	0.8	2,009	0.9	17,171
Other products	19,548	10.6	21,763	11.2	26,696	11.7	228,171
Parts, repairs and accessories	30,230	16.4	31,158	16.0	34,265	14.9	292,863
Total	¥ 184,117	100.0%	¥ 194,737	100.0%	¥ 229,075	100.0%	$ 1,957,906

20. RELATED PARTY TRANSACTIONS

One of the Company's consolidated subsidiaries has long-term borrowings from Maruwa Co., Ltd. ("Maruwa"), for which a director of the Company and certain of his family members have a majority of the voting rights. The amount of these borrowings was ¥500 million as of March 31, 2004, and 2005. In 2005, the Nagoya District Court approved a civil rehabilitation plan for the subsidiary, and it was released from its obligation for the long-term borrowings of ¥501million ($4,282 thousand), including accrued interest. In addition, the transactions between Makita and Maruwa for the year ended March 31, 2004, and 2005, amounted to ¥3 million for interest on the subsidiary's borrowings and ¥2 million for advertising expenses. For the year ended March 31, 2006, advertising expenses amounted to ¥2 million.

The Company's purchases of raw materials and production equipment from Toa Co., Ltd., for which a director of the Company and certain of his family members have a majority of the voting rights, were ¥199 million and ¥215 million, respectively, during the year ended March 31, 2004, ¥55 million and ¥145 million, respectively, during the year ended March 31, 2005, and ¥11 million and ¥211 million, respectively, during the year ended March 31, 2006. The accounts payable of the Company related to these transactions were ¥79 million as of March 31, 2004, ¥19 million as of March 31, 2005, and ¥10 million as of March 31, 2006.

The president of Toyoda Machine Works Ltd. was elected as an outside director of the Company as of June 29, 2005. The Company's purchases of raw materials and production equipment from Toyoda Machine Works Ltd. were ¥4 million from July 1 to December 31, 2005. The outside director became a vice president of JTEKT Corporation, which was formed as the result of a business combination between Toyoda Machine Works Ltd. and Koyo Seiko Co., Ltd., occurring on January 1, 2006, became an outside director of the Company. The Company's purchases of raw materials and production equipment from JTEKT Corporation, were ¥33 million and ¥118 million, respectively, from January 1, 2006 to March 31, 2006. The accounts payable by the Company related to these transactions were ¥53 million as of March 31, 2006.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
of Makita Corporation:

We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2006, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
April 27, 2006

Corporate Directory

ASIA

■ JAPAN

Makita Ichinomiya Corporation
2-13, Kogane, Ashiyamada, Toyokawa,
Aichi 441-1203
Phone: +81-(0)533-93-1811

■ KOREA

Makita Korea Co., Ltd.
Suite 901, Seocho Plaza, 1573-1,
Seocho-Dong, Seocho-ku, Seoul
Phone: +82-(0)2-3471-3111-3
Fax: +82-(0)2-3471-3114

■ SINGAPORE

Makita Singapore Pte. Ltd.
7, Changi South Street 3,
Singapore 486348
Phone: +65-6546-8700
Fax: +65-6546-8711

■ CHINA

Makita (China) Co., Ltd.
Head office & plant
288 Huangpujiang Road,
Kunshan Economic & Technical
Development Zone, Jiangsu 215335
Phone: +86-(0)512-57707710
Fax: +86-(0)512-57713623

Shanghai sales branch
2F, Building 2, No. 401
Caobao Road, Xu Hui District,
Shanghai 200233
Phone: +86-(0)21-54487198
Fax: +86-(0)21-62476732

Beijing sales branch
1F, No. 8, Jianxinyuan, Yili; 4,
Dahongmen West Road,
Fengtai District, Beijing 100075
Phone: +86-(0)10-87898314
Fax: +86-(0)10-87898365

Guangzhou sales branch
1F, No. 22-24, Jin Guang Street,
Hua Di Avenue, Fangcun District,
Guangzhou, Guangdong 510380
Phone: +86-(0)20-87518872
Fax: +86-(0)20-87518873

Shenyang sales branch
No. 72 North Station Road, Shenhe
District, Shenyang, Liaoning, C Building
Manufacturing Building Post area
Shenyang 110013
Phone: +86-(0)24-22530648
Fax: +86-(0)24-22530170

Chengdu sales branch
G/F, Building 3, Xicajunyuan,
Qunhe Street, Qunkang Road,
Sichuan 610072
Phone: +86-(0)28-87337028
Fax: +86-(0)28-87337018

Makita (Kunshan) Co., Ltd.
Nan Zi Road, Kunshan Export Processing
Zone, Jiangsu 215301
Phone: +86-(0)512-57367367
Fax: +86-(0)512-57365575

Makita (Shanghai) Trading Co., Ltd.
Block A, 70 Fu Te Dong Yi Road,
Waigaoqiao Free Trade Zone,
Shanghai 200131
Phone: +86-(0)21-58681257
Fax: +86-(0)21-58661277

Makita (Taiwan) Ltd.
Head office
2F, No. 4, Lane 83, Kuang-fu
Road, Sec. 1, San-chung,
Taipei Hsien, Taiwan
Phone: +886-(0)2-2999-0600-4
Fax: +886-(0)2-2999-0605

Sales offices
Kaohsiung, Taichung

Makita Power Tools (HK) Ltd.
3F, Grandtech Centre,
8 On Ping Street, Shatin,
N.T., Hong Kong
Phone: +852-2648-8683
Fax: +852-2648-5237

AMERICAS

■ UNITED STATES

Makita U.S.A. Inc.
Corporate office
14930 Northam Street, La Mirada,
CA 90638-5753
Phone: +1-714-522-8088
Fax: +1-714-522-8133

Western regional (Los Angeles) office
14930 Northam Street, La Mirada,
CA 90638-5753
Phone: +1-714-522-8088
Fax: +1-714-522-2437

Central regional (Chicago) office
1450 Feehanville Drive,
Mount Prospect, IL 60056-6011
Phone: +1-847-297-3100
Fax: +1-847-297-1544

South East regional (Atlanta) office
4680 River Green Parkway,
Duluth, GA 30096-2566
Phone: +1-770-476-8911
Fax: +1-770-476-0795

Factory service centers
Atlanta, Baltimore, Boston, Chicago, Dallas, Denver, Florida, Houston, Las Vegas, Los Angeles, Milwaukee, Minneapolis, Nashville, New Jersey, New York, North Los Angeles, Omaha, Phoenix, Pittsburgh, Portland, Puerto Rico, Sacramento, San Antonio, San Diego, San Francisco, St. Louis

Makita Corporation of America
2650 Buford Highway,
Buford, GA 30518
Phone: +1-770-932-2901
Fax: +1-770-932-2905

Makita Latin America Inc.
11800 N.W. 102nd Road,
Suites 3 & 4 Medley, FL 33178
Phone: +1-305-882-0522
Fax: +1-305-882-0484

■ CANADA

Makita Canada Inc.
Head office & plant
1950 Forbes Street,
Whitby, ON L1N 7B7
Phone: +1-905-571-2200
Fax: +1-905-433-4779

Vancouver office
11771 Hammersmith Way,
Richmond, BC V7A 5H6
Phone: +1-604-272-3104
Fax: +1-604-272-5416

Montreal office
6389 Boul. Couture, St. Léonard,
Quebec H1P 3J5
Phone: +1-514-323-1223
Fax: +1-514-323-7708

Factory service centers
Dartmouth, Nepean (Ottawa), Les Saules (Quebec), London, Mississauga, Whitby, St. Laurent (Montreal), Calgary, Edmonton, Winnipeg, Saskatoon, Richmond

■ MEXICO

Makita México, S.A. de C.V.
Norte 35 #780-B
Col. Industrial Vallejo
Del. Azcapotzalco México,
D.F. México C.P. 02300
Phone: +52-555-567-3387
Fax: +52-555-567-3282

■ BRAZIL

Makita do Brasil
Ferramentas Elécricas Ltda.
Head office
Rua Makita Brasil, N-o 200,
Bairro dos Alvarengas,
São Bernardo do Campo,
São Paulo,
CEP.: 09852-080
Phone: +55-(0)11-4392-2411
Fax: +55-(0)11-4392-2183

Bahia office
Av. Santros Dumont, 1200 - Loja 02
(Estrada do Coco, Km 0) - Lauro de Freitas
- BA, CEP.:42700-000
Phone: +55-(0)71-3252-0154
Fax: +55-(0)72-3252-0070

Parana office
Rua Comendor Roseira,
499 - Curitiba - PR, CEP.80215-210
Phone: +55-(0)41-333-8070
Fax: +55-(0)41-332-0734

■ ARGENTINA

Makita Herramientas
Eléctricas de Argentina S.A.
Calle 11, Lote 9C, Fraccion 6 Parque,
Industrial de Pilar, Provincia de Buenos Aires,
C.P1629
Phone: +54-11-(02322) 441-100
Fax: +54-11-(02322) 496-999

■ CHILE

Makita Chile Comercial Ltda.
San Ignacio 500, Modulo No. 8,
Quilicura, Santiago
Phone: +56-2-540-0400
Fax: +56-2-733-5030

Corporate Directory

EUROPE/MIDDLE EAST

■ **UNITED KINGDOM**
Makita (U.K.) Ltd.
Michigan Drive,
Tongwell, Milton Keynes,
Bucks MK15 8JD
Phone: +44-(0)1908-211678
Fax: +44-(0)1908-211400

Makita International Europe Ltd.
Michigan Drive,
Tongwell, Milton Keynes,
Bucks MK15 8JD
Phone: +44-(0)1908-211678
Fax: +44-(0)1908-211500

Makita Manufacturing Europe Ltd.
Hortonwood 7,
Telford, Shropshire TF1 7YX
Phone: +44-(0)1952-677688
Fax: +44-(0)1952-677678

■ **FRANCE**
Makita France SAS
Head office
2, Allée des Performances,
Z.I. des Richardets,
93165 Noisy le Grand Cedex
Phone: +33-(0)1-4932-6200
Fax: +33-(0)1-4305-9913

Nantes office
Le Pan Loup,
44220 Couëron
Phone: +33-(0)2-5177-8977
Fax: +33-(0)2-4063-8376

Bordeaux office
137, Rue de la
Croix-de-Monjous,
33170 Gradignan
Phone: +33-(0)5-5796-5270
Fax: +33-(0)5-5796-5275

Nord office
Village d'Entreprises,
51, Rue Trémière,
59650 Villeneuve d'Ascq
Phone: +33-(0)3-2059-9020
Fax: +33-(0)3-2059-7020

Nancy office
Z.I. Ouest Village d'entreprises
22, Allée des Peupliers,
54180 Heillecourt
Phone: +33-(0)3-8325-2850
Fax: +33-(0)3-8351-4563

Dijon office
5, Rue Edmond Voisenet,
21000 Dijon
Phone: +33-(0)3-8054-0880
Fax: +33-(0)3-8054-0881

Toulouse office
15, Rue de Boudeville,
Z.I. de Thibaud,
31104 Toulouse
Phone: +33-(0)5-6143-2200
Fax: +33-(0)5-6143-2201

■ **ITALY**
Makita S.p.A.
Via Sempione 269/A,
20028 San Vittore Olona (MI)
Phone: +39-(0)331-524111
Fax: +39-(0)331-420285

■ **THE NETHERLANDS**
Makita Benelux B.V.
Ekkersrijt 4086,
5692 DA, Son
Phone: +31-(0)499-484848
Fax: +31-(0)499-484849

■ **BELGIUM**
S.A. Makita N.V.
Mechelsesteenweg 323,
1800 Vilvoorde
Phone: +32-(0)2-257-1840
Fax: +32-(0)2-257-1865

■ **GERMANY**
Makita Werkzeug GmbH
Keniastraße 20,
47269 Duisburg
Phone: +49-(0)203-9757-0
Fax: +49-(0)203-9757-127

Dolmar GmbH
Jenfelder Strasse 38,
22045 Hamburg
Phone: +49-(0)40-66986-0
Fax: +49-(0)40-66986-352

■ **DENMARK**
Makita Elværktøj Danmark
Sandøvej 11, 8700 Horsens
Phone: +45-76-254400
Fax: +45-76-254401

■ **AUSTRIA**
Makita Werkzeug Gesellschaft m.b.H.
Kolpingstraße 13,
A-1230 Wien
Phone: +43-(0)1-61627300
Fax: +43-(0)1-616273013

■ **SWITZERLAND**
Makita SA
Route de Denges 6,
CH-1027 Lonay
Phone: +41-(0)21-811-5656
Fax: +41-(0)21-811-5678

■ **GREECE**
Makita Hellas S.A.
Tatoiou 232, Acharnes,
ATTIKI PC 136-71
Phone: +30-210-8071241
Fax: +30-210-8072245

■ **SPAIN**
Makita, S.A.
C/ Juan de la Cierva, 7-15,
28820 Coslada (Madrid)
Phone: +34-91-671-1262
Fax: +34-91-671-8293

■ **RUSSIA**
Makita LLC
48-A Otkrytoe Shosse,
Moscow, 107370
Phone: +7-495-411-5182
Fax: +7-495-411-5183

■ **UKRAINE**
Makita Ukraine LLC
Stolichne Shosse 100,
Kiev, Ukraine 03045
Phone: +380-(0)44-494-2370
Fax: +380-(0)44-494-2373

■ **FINLAND**
Makita Oy
Muonamiehentie 14,
00390 Helsinki
Phone: +358-(0)9-8578-830
Fax: +358-(0)9-857-88211

■ **ESTONIA**
Makita Oy
Estonian Office
Piirimäe 13, 76401 Saku vald,
Harjumaa maakond
Phone: +372-6-700-087
Fax: +372-6-778-603

■ **POLAND**
Makita Sp. z o.o.
ul. Strazacka 81,
43-382 Bielsko - Biała
Phone: +48-(0)33-819-6360
Fax: +48-(0)33-818-4059

■ **CZECH REPUBLIC**
Makita, spol. s r.o.
Pražákova 51
CZ-619 00 Brno
Phone: +42-(0)5-432-16944
Fax: +42-(0)5-432-16946

■ **SLOVAKIA**
Makita s.r.o.
Jegorovova 35
974 01 Banská Bystrica
Phone: +421-(0)48-416-1772
Fax: +421-(0)48-416-1769

■ **HUNGARY**
Makita Elektromos
Kisgépértékesítő Kft.
8000, Székesfehérvár
Takarodó út 2
Phone: +36-22-507-472
Fax: +36-22-507-484

■ **ROMANIA**
Makita Romania S.R.L.
Sos. Bucuresti-Urziceni, nr. 31
(EXPO MARKET DORALY
Pavilion R) Com. Afumati / ILFOV
Phone: +40-21-351-1382
Fax: +40-21-312-5495

■ **UNITED ARAB EMIRATES**
Makita Gulf FZE
P.O. Box 17133,
Jebel Ali Free Zone, Dubai
Phone: +971-(0)4-8860804
Fax: +971-(0)4-8860805

OCEANIA

■ **AUSTRALIA**
Makita (Australia) Pty. Ltd.
Head office
4 Alspec Place, Eastern Creek,
NSW 2766
Phone: +61-(0)2-9839-1200
Fax: +61-(0)2-9839-1201

Adelaide office
45 Birralee Road,
Regency Park, SA 5010
Phone: +61-(0)8-8347-0262
Fax: +61-(0)8-8244-7079

Perth office
535-537 Abernethy Road,
Kewdale, WA 6105
Phone: +61-(0)8-9360-8900
Fax: +61-(0)8-9360-8999

Hobart office
32a Chapel Street, Glenorchy, TAS 7010
Phone: +61-(0)3-6274-1533
Fax: +61-(0)3-6274-1777

■ **NEW ZEALAND**
Makita (New Zealand) Ltd.
7 Atlas Place,
Mairangi Bay, Auckland
Phone: +64-(0)9-479-8250
Fax: +64-(0)9-479-8259

BOARD OF DIRECTORS

PRESIDENT AND REPRESENTATIVE DIRECTOR
Masahiko Goto

MANAGING DIRECTOR
Masami Tsuruta

DIRECTORS
Yasuhiko Kanzaki
Kenichiro Nakai
Tadayoshi Torii
Tomoyasu Kato
Kazuya Nakamura
Masahiro Yamaguchi
Shiro Hori
Tadashi Asanuma
Hisayoshi Niwa
Zenji Mashiko
Motohiko Yokoyama*

*Outside Director

BOARD OF STATUTORY AUDITORS

STANDING STATUTORY AUDITORS
Akio Kondo
Hiromichi Murase

STATUTORY AUDITORS
Keiichi Usui*
Shoichi Hase*

*Outside Auditors

(As of June 29, 2006)

Corporate Data

MAKITA CORPORATION

Head Office
3-11-8, Sumiyoshi-cho, Anjo,
Aichi 446-8502, Japan
Phone: +81-(0)566-98-1711
Fax: +81-(0)566-98-6021

Okazaki Plant
22-1, Watarijima, Nemunoki-cho, Okazaki,
Aichi 444-0232
Phone: +81-(0)564-43-3111

Domestic Sales Offices
Tokyo, Nagoya, Osaka, Sapporo, Sendai, Niigata, Utsunomiya, Saitama, Chiba, Yokohama, Shizuoka, Gifu, Kanazawa, Kyoto, Hyogo, Hiroshima, Takamatsu, Fukuoka, Kumamoto, and other major cities

Date of Founding
March 21, 1915

Paid-in Capital
¥23,805 million

Number of Shares Outstanding
144,008,760 shares (As of March 31, 2006)

Independent Registered Public Accounting Firm
KPMG AZSA & Co.

Common Stock Listings
Tokyo and Nagoya stock exchanges

Transfer Agent of Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
3-33-1, Shiba, Minato-ku,
Tokyo 105-8574, Japan

American Depositary Receipts
The Nasdaq Global Select Market
Symbol: MKTAY
CUSIP: 560877300



MKTA NASDAQ LISTED

Depositary, Transfer Agent, and Registrar for American Depositary Receipts
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Phone: +1-212-815-8161
U.S. toll free: (888) BNY-ADRS (269-2377)
http://www.adrbny.com/

Web Site
http://www.makita.co.jp/global/

Makita Corporation

3-11-8, Sumiyoshi-cho,
Anjo, Aichi 446-8502, Japan
http://www.makita.co.jp/global/

Printed in Japan
Printed on recycled paper